Hip Interactive Corp.
240 Superior Boulevard
Mississauga, ON L5T 2L2
www.hipinteractive.com

Peter Lee
Chief Financial Officer
plee@hipinteractive.com
Tel: 905 362 3760 ex.333
Fax: 905 362 2361

June 18, 2004

VIA REGULAR MAIL

Office of International Corporate Finance
Division of Corporate Finance, Mail Stop 3-2
Securities and Exchange Commission
#450 – 5th Street Northwest
Washington D.C. 20549
USA

Dear Sir or Madam:

Re: Hip Interactive Corp. SEC File Number 82-34720

Hip Interactive Corp. ("Hip"), a "Foreign Private Issuer" as that term is defined in the *Securities and Exchange Act (1934)* (the "Act"), is a corporation incorporated under the *Business Corporations Act* (Ontario) and a reporting issuer in Canada in the Provinces of Ontario, Manitoba and Quebec. The common shares of Hip are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "HP".

Hip has claimed the exemption under Rule 12-g3-2, Reg. 240.12-g3-2 of the Act. Pursuant to Reg. 240.12g3-2(b)(1)(iii), attached please find the documents as listed in Schedule A to this letter.

Please do not hesitate to contact the undersigned should you have any questions regarding this submission.

Yours very truly,

Peter Lee
Chief Financial Officer

dlw 7/6

Encl.
cc: Kyler Wells, Aird & Berlis LLP, (via email, w/o attachments)

SCHEDULE A

List of Attached Documents

	Document (Attached)	Requirement	Timing
1.	TSX Form 1: Change in Outstanding and Reserved Securities regarding April 2004 dated: **May 5, 2004**	TSX Manual Part VI, Sec. 610.	To be filed with TSX within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred.
2.	TSX Form 1: Change in Outstanding and Reserved Securities regarding May 2004 dated: **June 2, 2004**	TSX Manual Part VI, Sec. 610.	To be filed with TSX within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred.
3.	Press Release: Hip Interactive Announces Appointment of Oliver Bock As Sales Agent date of filing: **April 21, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
4.	Press Release: Hip Interactive Corp. Named Exclusive Canadian Provider of Game Boy Advance® Video Products by Majesco date of filing: **April 28, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
5.	Press Release: Hip Interactive Corp. Announces Revision To Guidance For Fiscal 2004 Earnings date of filing: **May 7, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
6.	Press Release: Hip Interactive Corp. Notification of Fiscal 2004 Results, Conference Call and Webcast date of filing: **May 25, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
7.	Press Release: Hip Interactive Corp. Announces Fiscal 2004 Annual Results date of filing: **May 28, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.

	Document (Attached)	Requirement	Timing
8.	Press Release: Hip Interactive Corp. to Publish Stolen™ Title Worldwide date of filing: **June 18, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
9.	Interim financial statements: **Third Quarter of Fiscal 2004 ended December 31, 2003 (amended)** date of filing: **May 20, 2004**	The amendments to the interim financial statements and interim MD&A in this instance constituted a 'material change' as defined under Ontario securities laws. As such, a Material Change Report was required to be filed within 10 days and the amended financials statements were refiled.	The change must be disclosed within 10 days by filing a material change report.
10.	Material Change Report date of filing: **May 12, 2004**	Press release required to be issued and Material Change Report required to be filed pursuant to OSA section 75.	Issuer is required to issue press release forthwith disclosing the material change and file a material change report as soon as practicable and in any event within 10 days of the date on which the change occurs.
11.	Other – MD&A (amended) date of filing: **May 20, 2004**	The amendments to the interim financial statements and interim MD&A in this instance constituted a 'material change' as defined under Ontario securities laws. As such, a Material Change Report was required to be filed within 10 days and the amended financials statements were refiled.	The change must be disclosed within 10 days by filing a material change report.
12.	Management's Discussion & Analysis: for fiscal year ended **March 31, 2004** compared with the fiscal year ended **March 31, 2003** date of filing: **June 3, 2004**	Required to be filed on SEDAR and sent to shareholders pursuant to OSC Rule 51-501, part 3, 3.1.	To be filed on SEDAR and sent to shareholders concurrently with the filing of annual financial statements.
13.	Audited Annual Consolidated financial statements: **for Fiscal 2004 and 2003** date of filing: **June 3, 2004**	Required to be filed on SEDAR and sent to shareholders pursuant to OSA secs. 78 & 79.	To be filed on SEDAR and sent to shareholders within 140 days from the end of the last financial year.
14.	ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers for financial year ending March 31, 2004 Date of filing: **June 3, 2004**	Required to be filed on SEDAR pursuant to OSC Rule 13-502	To be SEDAR filed with accompanying participation fee no later than the date on which the issuer's annual financial statements are required to be filed.

FORM: 1 | Company Name: **HIP INTERACTIVE CORP.** **Stock Symbol: HP**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance		**62,432,288**
ADD:	Stock Options Exercised	461,966	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	nil	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: from Treasury	nil	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance		**62,894,254**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS	
C. **Stock Option Plan and / or Agreement**	
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	
Stock Options Outstanding — Opening Balance	**4,443,539**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
				0
			SUBTOTAL	**0**

Options Exercised: (SUBTRACT)

Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
1-Apr-04	Mike Haase	10-Dec-99	$1.00	4,600
1-Apr-04	Dirk Jaffer	1-Oct-01	$0.68	5,000
2-Apr-04	Trinez Abrahams	10-Dec-99	$1.00	5,000
2-Apr-04	Mark Smith	18-Aug-00	$1.80	10,000
2-Apr-04	Mark Smith	24-Sep-01	$0.73	8,000
5-Apr-04	Oliver Bock	11-Oct-01	$0.69	70,000
6-Apr-04	Oliver Bock	1-Sep-00	$1.75	100,000
8-Apr-04	Danny Ducharme	27-Feb-01	$1.08	5,000
8-Apr-04	Danny Ducharme	13-Dec-01	$0.79	700
12-Apr-04	Matteo Codispoti	13-Aug-02	$0.60	2,000
12-Apr-04	Ben Hatfield	13-Aug-02	$0.60	666
13-Apr-04	Morey Chaplick	11-Apr-02	$0.64	50,000
14-Apr-04	Mark Wyndlow	14-Nov-00	$1.17	15,000
14-Apr-04	Mark Wyndlow	30-Apr-01	$0.74	5,000
14-Apr-04	Mark Wyndlow	17-Aug-01	$0.92	5,000
15-Apr-04	Jennifer Lee	27-Feb-01	$1.08	6,000
30-Apr-04	Gabrielle Chevalier	11-Oct-01	$0.69	70,000
30-Apr-04	Gabrielle Chevalier	1-Sep-00	$1.75	100,000
			SUBTOTAL	**461,966**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.					
Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
April 16, 2004	Ron Resnick	Aug. 13/02	Aug. 13/07	$0.60	6,667
				SUBTOTAL	**6,667**
Stock Option Outstanding — Closing Balance					**3,974,906**

D.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
Shares Reserved (for Stock Option Plan)		
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		5,093,899
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	461,966	
Stock Appreciation Rights (SUBTRACT)	0	
Closing Share Reserve Balance at end of period		**4,631,933**

All information reported in this Form is for the month of April 2004.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	May 5, 2004

FORM: 1 | Company Name: **HIP INTERACTIVE CORP.** **Stock Symbol: HP**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance		**62,894,254**
ADD:	Stock Options Exercised	100,000	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	nil	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: from Treasury	nil	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance		**62,994,254**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

A.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Share Purchase Plan / Agreement		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued from Treasury (SUBTRACT)		
Closing Reserve for Share Purchase Plan		

B.

Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
NAME OF PROGRAM: N/A		
Opening Reserve for Dividend Reinvestment Plan		
Additional Shares Listed Pursuant to the Plan (ADD)		
Shares Issued (SUBTRACT)		
Closing Reserve for Dividend Reinvestment Plan		

TSE

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS				

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**

Stock Options Outstanding — Opening Balance	**3,974,906**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
				0
			SUBTOTAL	**0**

Options Exercised: (SUBTRACT)
Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
7-May-04	Barry Hatcher	11-Oct-01	$0.69	50,000
10-May-04	Mark Enchin	10-Dec-99	$1.00	10,000
11-May-04	Mark Enchin	10-Dec-99	$1.00	10,000
20-May-04	Mark Enchin	10-Dec-99	$1.00	10,000
21-May-04	Mark Enchin	10-Dec-99	$1.00	10,000
26-May-04	Mark Enchin	10-Dec-99	$1.00	10,000
			SUBTOTAL	**100,000**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT)
If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
May 31, 2004	Mark Enchin	Dec. 10/99	Dec. 10/04	$1.00	50,000
May 31, 2004	Mark Enchin	Sep. 13/01	Sep. 13/06	$0.89	12,500
				SUBTOTAL	**62,500**

Stock Option Outstanding — Closing Balance	**3,812,406**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		4,631,933
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	100,000	
Stock Appreciation Rights (SUBTRACT)	0	
Closing Share Reserve Balance at end of period		**4,531,933**

All information reported in this Form is for the month of May 2004.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	June 2, 2004

SEC FILE NUMBER 82-34720

FOR IMMEDIATE RELEASE **April 21, 2004**

HIP INTERACTIVE CORP. ANNOUNCES APPOINTMENT OF OLIVER BOCK AS SALES AGENT

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, announced today that it reached an agreement with Oliver Bock, its former Executive Vice-President of Sales, whereby Mr. Bock will remain actively involved in Hip Interactive's video game distribution sales activities and initiatives.

Initially, the agreement with Mr. Bock's company will be for a one-year term, which is renewable on an annual basis at the election of the parties. Under the agreement, Mr. Bock's company's compensation will be directly tied to the value it creates for Hip Interactive.

Arindra Singh, Hip's President & Chief Executive Officer commented, "I am pleased that we secured an agreement with Oliver to continue to assist the Company in growing its sales and, at the same time, allowing Oliver, through his own company, to be an independent sales agent for Hip. We view this as a win-win situation."

Oliver Bock commented, "I am excited to continue a close business relationship with Hip as an independent sales agent. I very much look forward to working with the Company and building on its sales initiatives to create further shareholder value."

About Hip Interactive
Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 62,724,254 common shares issued and outstanding.

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For more information on Hip Interactive Corp.
Please contact Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2361; EMAIL: jlee@hipinteractive.com

SEC FILE NUMBER 82-34720

FOR IMMEDIATE RELEASE **APRIL 28, 2004**

HIP INTERACTIVE CORP. NAMED EXCLUSIVE CANADIAN PROVIDER OF GAME BOY ADVANCE® VIDEO PRODUCTS BY MAJESCO

Hip Interactive Corp. (TSX: HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, announced today an agreement with Majesco Holdings Inc (OTC: MJSH) to be the exclusive supplier of all Majesco's Game Boy Advance® Video products across Canada.

The breakthrough technology enables Game Boy Advance owners to watch full-colour, full-screen video at high quality resolution (240 x 160) using a standard Game Boy Advance cartridge with no external peripheral hardware attachment required. Viewers can use standard DVD style controls to watch video of top-rated shows, including: *SpongeBob SquarePants, Jimmy Neutron, The Fairly Odd Parents, Codename: Kids Next Door, Ed, Edd n Eddy, The Powerpuff Girls, Yu-Gi-Oh!, Teenage Mutant Ninja Turtle, Sonic X, Strawberry Shortcake* and many others.

"We are excited that Majesco will be working with Hip to bring this new technology to the Canadian video game retail market," said Arindra Singh, President & Chief Executive Officer of Hip. "We will initially launch 100,000 video units as the interest from retailers in this product has been strong. We look forward to a long and profitable relationship with Majesco."

"Hip has the strongest distribution and retail network across Canada and is the ideal partner to introduce our Game Boy Advance Video lineup to this marketplace" said Jesse Sutton, Chief Executive Officer of Majesco. "Our Game Boy Advance Video technology and line-up has been met with overwhelming enthusiasm at all levels and we are excited about its launch this May."

About Majesco

Established in 1986 and headquartered in Edison, NJ, with offices in the United Kingdom, Majesco Holdings Inc. (OTC BB: MJSH), operating through its wholly owned subsidiary, Majesco Sales Inc., is a leading international developer, publisher and distributor of interactive entertainment products for the Xbox® video game system from Microsoft, Sony PlayStation®2 computer entertainment system, and Nintendo GameCube™ and Game Boy® Advance systems, as well as the personal computer. The Company's 2004 lineup includes the critically acclaimed Advent Rising, the first in a trilogy of action/adventure games; BloodRayne 2, the sequel to its popular action/horror series, as well as the launch of its Game Boy® Advance Video product line, which utilizes the Company's proprietary video compression technology to enable consumers to view commercial-grade video on a standard Nintendo Game Boy Advance system. Majesco can be found online at www.majescogames.com.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 62,724,254 common shares issued and outstanding.

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For more information on Hip Interactive Corp.
Please contact Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2361; EMAIL: jlee@hipinteractive.com

For more information on Majesco Holdings Inc.
Please contact Laura Heeb, HighWater Group PR
PHONE: (212) 338-0077 x. 307 EMAIL: laura@highwatergroup.com

SEC FILE NUMBER 82-34720

FOR IMMEDIATE RELEASE **May 7, 2004**

HIP INTERACTIVE CORP. ANNOUNCES REVISION TO GUIDANCE FOR FISCAL 2004 EARNINGS

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, announced today that it is revising downward its previously announced earnings expectation for the fiscal year ended March 31, 2004. The downward earnings adjustment will be in the aggregate amount of $2.9 million after tax (approximately $0.05 per share on a fully diluted basis) for the nine months ended December 31, 2003. This revision resulted entirely from certain accounting errors recently uncovered and arising in the second and third quarter of the current year. The net earnings for the year ended March 31, 2004, subject to the completion of year-end audit procedures, are now expected to be in the range of $0.16 to $0.17 per share on a fully diluted basis.

Hip announced that in preparing for the audit of its fiscal year ended March 31, 2004, senior management identified, on April 22, 2004, certain accounting entries lacking sufficient supporting documentation in relation to its Video Game Distribution Division. Management immediately reported their findings to the board of directors of the Corporation. Without delay, the board of directors mandated the Audit Committee of the board, chaired by Mr. Richard Grogan, to commence an investigation of the accounting entries in question. The Audit Committee immediately retained the auditors of the Corporation, PricewaterhouseCoopers, to assist in the review of the accounting entries in question.

On May 6, 2004, PricewaterhouseCoopers delivered their written report to the Audit Committee. The Audit Committee adopted the report of PricewaterhouseCoopers in full and recommended that the board of directors of the Corporation also adopt the report, which the board did.

The Corporation determined, after review of the PricewaterhouseCoopers report, that the unaudited consolidated financial statements for the three months ended September 30, 2003 (second quarter) and the unaudited consolidated financial statements for the three months ended December 31, 2003 (third quarter) be restated to reduce net earnings by $0.01 per share (to $0.03 per share on a fully diluted basis) and $0.04 per share (to $0.09 per share on a fully diluted basis), respectively, but that no adjustments or restatements of the financial results for prior periods are required. It is anticipated that the restated quarterly statements will be released as soon as practical.

Mr. Grogan, Chair of the Audit Committee of the board of directors of the Corporation, commented, "The discovery of these accounting errors in our Video Game Distribution business is a most regrettable event. The reliability of Hip's financial statements and its systems of internal controls is of paramount importance and critical to the integrity of its business. Unfortunately, the circumstances indicate, and PricewaterhouseCoopers confirms, that greater focus on certain internal controls is necessary. The Audit Committee of the board of directors is committed to ensuring that these internal controls are strengthened for the current and future fiscal periods."

Arindra Singh, President and Chief Executive Officer of Hip commented, "Whilst I am personally very disappointed that we have had to reduce our guidance due to the discovery of these accounting errors, I take comfort from the fact that our two strategic businesses, namely Hip Gear™ (accessories) and Hip Games™ (publishing), have met our expectations in Fiscal 2004."

Hip also announced that its Senior Vice-President Finance, Video Game Distribution Division, has had his relationship with Hip terminated effective immediately.

Hip will host an investor conference call at 11:00 a.m. (Toronto time) today – Friday, May 7, 2004 – to discuss any questions relating to this press release. Listeners can call 416-645-3002 (local) or 800-814-4890 (long distance). A replay of the call will be available one hour after the call until midnight on May 14, 2004. To access the replay, call 416-640-1917 – passcode 21049871#.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 62,894,254 common shares issued and outstanding.

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This document may contain forward-looking statements, relating to the Company's operations or to the environment in which it operates, which are based on Hip Interactive's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or are beyond Hip Interactive's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in other public filings. Consequently, readers should not place any undue reliance on such forward-looking statements. Hip Interactive disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information on Hip Interactive Corp.
Please contact Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2361; EMAIL: jlee@hipinteractive.com

SEC FILE NUMBER 82-34720

FOR IMMEDIATE RELEASE **May 25, 2004**

HIP INTERACTIVE CORP. NOTIFICATION OF FISCAL 2004 RESULTS, CONFERENCE CALL AND WEBCAST

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, today announced it will release its fiscal 2004 results before market opens on Friday, May 28, 2004.

In conjunction with the release, Hip will host an investor conference call and webcast at 10:00 a.m. (Toronto time) on Monday, May 31, 2004 to review the Company's annual financial results. Participants can call 416-640-1907 (local) or 800-814-3911 (long distance). The audio webcast will be available on Hip's website (www.hipinteractive.com — Media — Upcoming). A replay of the call will be available one hour after the call until midnight on June 7, 2004. To access the replay, call 416-640-1917 – passcode 21051774#. The webcast will be available for 30 days following the live call.

For the conference call, please call five minutes in advance to ensure that you are connected. Questions and answers will be taken only from participants on the conference call. For the webcast, please allow 15 minutes to register and download and install any necessary software.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol HP and has 62,964,254 common shares issued and outstanding.

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Hip Interactive Contacts
For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; EMAIL: jlee@hipinteractive.com

FOR IMMEDIATE RELEASE **May 28, 2004**

HIP INTERACTIVE CORP. ANNOUNCES FISCAL 2004 ANNUAL RESULTS

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment products, today announced results for its fiscal year ended March 31, 2004. Sales for the year were $425.8 million, an increase of 18% compared to $360.7 million in fiscal 2003. Net earnings were $9.6 million compared to $11.0 million in 2003. Fully diluted earnings of $0.16 per share were down from $0.20 per share in 2003.

Sales by Hip's distribution divisions (Video Games, PC Games and Movies) increased by 13% over fiscal 2003, while Hip Gear™ sales increased by 149% and Hip Games™ sales increased by 69%. Overall gross margin decreased to 10.1% in fiscal 2004 from 11.4% in 2003. This was due mainly to lower margins in the Video Game distribution division, specifically hardware margins. Selling, general & administrative expenses were $25.0 million in 2004, up $5.2 million over 2003. As a percentage of sales, Selling, general and administrative expenses rose to 5.9% from 5.5% in 2003. The increase in expenses included $1.5 million relating to Hip's expanded U.S. operations, $2.2 million relating to Tévica Inc. (acquired in August 2002 and, therefore, included for only part of fiscal 2003) and $0.8 million related to stock option expenses and incremental systems maintenance and variable warehouse costs.

The Company had borrowings of $22.5 million at March 31, 2004, compared to a net cash position of $3.3 million at the close of the previous fiscal year. The primary uses of these funds were $12.8 million of new investments in publishing and exclusive distribution titles, a $15 million increase in inventory levels (primarily Hip Gear™ accessories, video game software and movies), and a $3 million increase in receivables (relating mainly to Hip's U.S. operations). In addition, during the fourth quarter of fiscal 2003, the Company sold approximately $8 million of product on special payment terms for which cash was collected prior to the end of that fiscal year.

"While we are disappointed with our results this year, we are pleased with the performance of our strategically important Hip Gear™ and Hip Games™ Divisions," stated Mr. Arindra Singh, President and Chief Executive Officer of Hip. "We are optimistic about Hip's prospects for Fiscal 2005 and are committed to restoring the confidence of our shareholders and business partners over the next few quarters."

AS STATED IN THE NEWS RELEASE OF TUESDAY, MAY 25, 2004, HIP WILL HOST AN INVESTOR CONFERENCE CALL AND WEBCAST AT 10:00 A.M. (TORONTO TIME) ON MONDAY, MAY 31, 2004 TO REVIEW THE COMPANY'S FINANCIAL RESULTS. PARTICIPANTS CAN CALL 416-640-1907 (LOCAL) OR 800-814-3911 (LONG DISTANCE). THE AUDIO WEBCAST WILL BE AVAILABLE ON HIP'S WEBSITE (WWW.HIPINTERACTIVE.COM — MEDIA — UPCOMING). A REPLAY OF THE CALL WILL BE AVAILABLE ONE HOUR AFTER THE CALL UNTIL MIDNIGHT ON JUNE 7, 2004. TO ACCESS THE REPLAY, CALL 416-640-1917 - PASSCODE 21051774#. THE WEBCAST WILL BE AVAILABLE FOR 30 DAYS FOLLOWING THE LIVE CALL.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol HP and has 62,994,254 common shares issued and outstanding.

This document may contain forward-looking statements, relating to the Company's operations or to the environment in which it operates, which are based on Hip Interactive's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or are beyond Hip Interactive's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in other public filings. Consequently, readers should not place any undue reliance on such forward-looking statements. Hip Interactive disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information on Hip Interactive Corp.

Please contact Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2361; EMAIL: jlee@hipinteractive.com

Hip Interactive Corp. – Consolidated Balance Sheet
(in $ thousands)

		As at March 31 2004	As at March 31 2003
Assets	Current assets		
	Cash	$ --	$ 3,300
	Accounts receivable	47,604	41,614
	Inventory	42,608	27,936
	Current portion of advances and other assets	10,157	3,560
	Current portion of future income tax assets	940	680
	Current portion of notes receivable	318	362
		101,627	77,452
	Advances	4,310	1,300
	Notes receivable	835	615
	Property and equipment	11,420	7,884
	Future income tax assets	--	430
	Goodwill and intangible assets	31,849	22,685
		150,041	**110,366**
Liabilities	Current liabilities		
	Bank indebtedness	22,548	--
	Accounts payable and accrued liabilities	57,136	59,887
	Income taxes payable	3,631	2,379
	Current portion of capital lease obligations	530	1,017
	Current liabilities of discontinued operations	--	101
		83,845	63,384
	Capital lease obligations	918	202
	Future income tax liabilities	1,191	280
		85,954	63,866
Shareholders' Equity	Capital stock	53,330	39,508
	Other equity	--	6,031
	Contributed surplus	3,541	3,362
	Retained earnings (deficit)	7,216	(2,401)
		64,087	46,500
		150,041	**110,366**

Hip Interactive Corp. – Consolidated Statement of Operations	**Years Ended March 31**	
(in $ thousands, except per share amounts)	**2004**	**2003**
Sales	$ 425,775	$ 360,691
Cost of sales	382,869	319,461
Gross profit	42,906	41,230
Selling, general and administrative expenses	24,976	19,800
Interest expense, net	908	1,313
Amortization of property and equipment	1,469	1,893
Other expenses, net	245	416
Earnings before income taxes	15,308	17,808
Income taxes	5,691	6,791
Net earnings for the year	**9,617**	**11,017**
Earnings per share from continuing operations		
Basic	$0.16	$0.22
Diluted	$0.16	$0.20

Hip Interactive Corp. – Consolidated Statement of Cash Flows

(in $ thousands)

Cash provided by (used in)		Years Ended March 31 2004	2003
	Operating Activities:		
	Net earnings for the year	9,617	11,017
	Items not affecting cash:		
	Amortization of property and equipment	1,469	1,893
	Future income taxes	1,520	4,149
	Other expenses	310	604
	Stock and other non-cash compensation	172	--
	Gain on sale of Microplay assets	(250)	--
	Accrued interest income	(123)	--
		12,715	17,663
	Changes in non-cash working capital balances:		
	Accounts receivable	(3,371)	(14,919)
	Inventory	(14,572)	(6,105)
	Advances and other assets	(9,811)	(2,598)
	Accounts payable and accrued liabilities	(12,887)	15,575
	Income taxes payable	1,252	2,302
	Operating activities of discontinued operations	(101)	(1,203)
		(39,490)	(6,948)
	Cash provided by (used in) operating activities	(26,775)	10,715
	Financing Activities		
	Capital lease obligations	229	(736)
	Common shares issued, net of share issue costs	7,798	352
	Increase (decrease) in bank indebtedness	21,484	(4,177)
	Cash provided by (used in) financing activities	29,511	(4,561)
	Investing Activities		
	Purchase of property and equipment	(4,921)	(3,421)
	Acquisition of businesses, net of cash acquired	(1,312)	(603)
	Proceeds on sale of assets	--	153
	Repayments of notes receivable, net	197	310
	Investing activities of discontinued operations	--	70
	Cash provided by (used in) investing activities	(6,036)	(3,491)
	Increase (decrease) in cash	(3,300)	2,663
	Cash, beginning of year	3,300	637
	Cash, end of year	--	3,300

Hip Interactive Corp. - Supplementary Information

Sales

(in $ millions)	Year ended March 31, 2004	Year ended March 31, 2003	$ Change	% Change
Video Games	$ 261.4	$ 238.2	$ 23.2	10%
PC Games	42.6	46.4	(3.8)	(8%)
Movies	68.3	44.8	23.5	52%
Distribution	372.3	329.4	42.9	13%
Hip Games™	24.4	14.4	10.0	69%
Hip Gear™	21.4	8.6	12.8	149%
Hip Coin™	7.7	8.3	(0.6)	(7%)
	$ 425.8	**$ 360.7**	**$ 65.1**	**18%**

Gross Margins

(in $ millions)	Year ended March 31, 2004	Year ended March 31, 2003
Video Games	7.0%	8.8%
PC Games	14.7%	16.2%
Movies	7.9%	8.1%
Distribution	8.1%	9.8%
Hip Games™	28.5%	31.6%
Hip Gear™	*15.3%	*15.9%
Hip Coin™	34.2%	38.3%
	10.1%	**11.4%**

* Excluding the impact of lower gross margins achieved for a private label program in fiscal 2004 and the costs of obtaining new business supply arrangements with national retailers in both fiscal 2004 and 2003, gross margins would have been approximately 23% for 2004 and 21% for 2003.

Pre-Tax Earnings

(in $ millions)	Year ended March 31, 2004	Year ended March 31, 2003	$ Change
Video Games	$ 9.4	$ 12.8	($ 3.4)
PC Games	2.9	4.2	(1.3)
Movies	0.8	1.2	(0.4)
Distribution	13.1	18.2	(5.1)
Hip Games™	5.6	4.0	1.6
Hip Gear™	1.5	0.5	1.0
Hip Coin™	0.5	1.1	(0.6)
Corporate	(5.4)	(6.0)	0.6
	$ 15.3	**$ 17.8**	**($ 2.5)**

Balance Sheet Ratios

	As at March 31, 2004	2003
Days sales in Accounts Receivable	54 days	46 days
Days purchases in Accounts Payable	74 days	68 days
Inventory Turnover	10.9 times	11.5 times

FOR IMMEDIATE RELEASE **June 18, 2004**

HIP INTERACTIVE CORP. TO PUBLISH NEW *STOLEN*™ TITLE WORLDWIDE

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment products, including video games and accessories, PC games and movies, today announced it has signed a deal to publish worldwide the highly anticipated stealth game, *Stolen*™, which is expected to release in March 2005. Hip Interactive owns all rights to the multi-format game and property, seeing it as a perfect fit with its Hip Games™ catalogue.

World-class developer Blue 52 has been working on the game for the past two and a half years. The team put its best efforts in reaching an unprecedented level of excellence with a specific focus on high quality rendering technology, including advance shadowing and lighting techniques, character animations and high-tech gadgets and weaponry.

Stolen™ is a realistic, third-person, stealth-based, action game starring a high-tech female thief, who is slated to become a long-term gaming icon. The fast-growing stealth segment generated some of 2003's biggest hits and clearly has a genuine worldwide appeal. Competing in this latest genre as innovative high-tech stealth/robbery game, *Stolen*™ will generate great interest from gamers worldwide thanks to its stunning looks and captivating gameplay.

"Our team was impressed by the quality of *Stolen*™ and the possibilities for future successes," commented Arindra Singh, President and Chief Executive Officer of Hip Interactive. "Over its lifetime, as an "A" title, we are anticipating the game to be one of our top sellers in Fiscal 2005, along the lines of *Pariah*, *Playboy: The Mansion* and *Fear Factor: Unleashed.* Not only does *Stolen*™ add to the growing number of quality games offered under our Hip Games™ division, but also confirms its ambitions to be a worldwide publisher of games on all formats."

About Blue 52

Blue 52 is a games development company, currently developing games for PlayStation2®, X-Box®, GameCube® and PC. The company is based in Camden Town, North London, UK and employs over 50 highly skilled and dedicated staff. Blue 52's previous game releases include "Peter Pan: Legend of Neverland", developed for Disney Interactive. During the past four years, Blue 52 has also undertaken development projects for Sony Computer Entertainment, Take 2 Interactive and Vivendi Universal Games.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol HP and has 62,996,954 common shares issued and outstanding.

-30-

For more information on Hip Interactive Corp.
Please contact Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2361; EMAIL: jlee@hipinteractive.com

SEC File
#82-34720

Hip Interactive Corp.

Consolidated Balance Sheets

(In thousands of dollars)

	December 31, 2003 *(unaudited) As restated (Note 2)*	March 31, 2003 *(audited)*	December 31, 2002 *(unaudited)*
Assets			
Current assets			
Cash	$ -	$3,300	$ 727
Accounts receivable	91,027	41,614	85,173
Inventory	48,438	27,936	32,002
Current portion of advances to publishers and other assets (note 4)	3,654	2,560	3,120
Current portion of future income taxes	171	680	433
Current portion of notes receivable (notes 5 & 9)	346	362	326
	143,636	76,452	121,781
Advances to publishers (note 4)	9,925	2,300	2,100
Notes receivable (notes 5 and 9)	879	615	798
Property and equipment	10,243	7,884	7,427
Future income taxes	201	430	759
Goodwill	22,920	22,685	18,965
	$187,804	$110,366	$151,830
Liabilities			
Current liabilities			
Bank indebtedness	$20,039	$ -	$27,674
Accounts payable and accrued liabilities	101,183	59,887	81,298
Income taxes payable	3,345	2,379	1,488
Current portion of capital lease obligations	435	1,017	1,168
Current liabilities of discontinued operations	-	101	188
	125,002	63,384	111,816
Capital lease obligations	739	202	388
Future income taxes	49	280	-
	125,790	63,866	112,204
Shareholders' equity			
Capital stock (note 7)	51,753	39,508	38,200
Other equity	20	6,031	2,708
Contributed surplus (note 6)	3,478	3,362	3,362
Retained earnings (deficit)	6,763	(2,401)	(4,644)
	62,014	46,500	39,626
	$187,804	$110,366	$151,830

Hip Interactive Corp.

Consolidated Statements of Operations
(In thousands of dollars, except per share amounts)
(unaudited)

	Three months ended December 31		Nine months ended December 31	
	2003 Restated	2002	2003 Restated	2002
Sales	$178,726	$146,735	$354,995	$281,380
Cost of sales	162,365	129,739	320,537	247,839
Gross profit	16,361	16,996	34,458	33,541
Expenses				
Selling, general and administrative	7,498	6,333	18,806	15,445
Other (income) expenses (note 5)	(250)	(150)	245	1,096
Interest	276	538	760	948
Amortization of property and equipment	547	870	1,534	1,651
Earnings before income taxes	8,290	9,405	13,113	14,401
Income tax provision (note 8)	2,310	3,629	3,949	5,627
Net earnings for the period	$5,980	$5,776	$9,164	$8,774
Earnings Per Share				
Weighted average number of common shares outstanding *(in thousands)*:				
Basic	60,959	51,132	58,257	50,378
Diluted	64,566	55,488	61,059	54,584
Earnings per share:				
Basic	$0.10	$0.11	$0.16	$0.17
Diluted	$0.09	$0.10	$0.15	$0.16

Hip Interactive Corp.

Consolidated Statements of Retained Earnings (Deficit)
(In thousands of dollars) (unaudited)

	Three months ended December 31		Nine months ended December 31	
	2003 Restated	2002	2003 Restated	2002
Retained earnings (deficit), beginning of period	$783	$(10,420)	$(2,401)	$(13,418)
Net earnings for the period	5,980	5,776	9,164	8,774
Retained earnings (deficit), end of period	$6,763	$(4,644)	$6,763	$(4,644)

Hip Interactive Corp.

Consolidated Statements of Cash Flows
(In thousands of dollars) (unaudited)
Cash provided by (used in):

	Three months ended December 31		Nine months ended December 31	
	2003 Restated	2002	2003 Restated	2002
Operating activities				
Net earnings for the period	$5,980	$5,776	$9,164	$8,774
Items not affecting cash:				
Amortization of property and equipment	547	870	1,534	1,651
Other expenses (note 5 (a))	-	-	310	604
Contingent consideration gain (note 5(b))	(250)	-	(250)	-
Future income taxes	469	1,789	507	3,787
	6,746	8,435	11,265	14,816
Changes in non-cash working capital balances:				
Accounts receivable	(41,459)	(27,166)	(49,408)	(58,476)
Inventory	(15,445)	(77)	(20,502)	(8,398)
Advances to publishers and other assets	(2,802)	(2,070)	(8,719)	(4,825)
Accounts payable and accrued liabilities	35,033	13,002	40,983	38,404
Income taxes payable	1,840	(336)	966	(336)
Operating activities of discontinued operations	-	(72)	(101)	(1,157)
	(22,833)	(16,719)	(36,781)	(34,788)
	(16,087)	(8,284)	(25,516)	(19,972)
Financing activities				
Increase (decrease) in capital lease obligations	514	245	(45)	(399)
Common shares issued	1,071	38	6,352	38
Increase in bank indebtedness	15,628	9,490	20,039	23,497
	17,213	9,773	26,346	23,136
Investing activities				
Purchase of property and equipment	(886)	(642)	(3,892)	(2,569)
Acquisition of Tévica Inc.	(235)	(353)	(235)	(738)
Receipts on (increase in) notes receivable, net	(5)	163	(3)	163
Investing activities of discontinued operations	-	70	-	70
	(1,126)	(762)	(4,130)	(3,074)
Increase (decrease) in cash, during the period	-	727	(3,300)	90
Cash, beginning of period	-	-	3,300	637
Cash, end of period	$ -	$727	$ -	$727

(In thousands of dollars, unless otherwise stated) (unaudited)

1. Basis of Presentation

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in Hip Interactive Corp.'s (the "Company") annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended March 31, 2003. These interim consolidated financial statements follow the same accounting policies, other than as set out in notes 3 and 6 to these interim consolidated financial statements, as set out in the Company's consolidated financial statements for the year ended March 31, 2003. Due to the seasonality of the business, the results of operations for the three months ended December 31, 2003 are not necessarily indicative of annual results. Certain comparative figures have been reclassified to conform to the current period presentation.

As described in note 2, the consolidated statement of operations and cash flows for the three and nine month periods ended December 31, 2003, and the consolidated balance sheets as at September 30, 2003 and December 31, 2003, including the applicable notes, have been restated.

2. Restatements

In April, 2004, management determined that that there were accounting errors in the Company's Video games division, made in the recording of accrued liabilities as at September 30, 2003 and December 31, 2003 and cost of sales for the three month periods then ended. Based on the completion of a comprehensive review, the Company has determined that accrued liabilities carried on its previously reported consolidated balance sheets were understated by approximately $1,069 and $4,393 as at September 30, 2003 and December 31, 2003, respectively. In addition, gross profit was determined to be overstated by $1,069 for the three months ended September 30, 2003 and by $3,324 for the three months ended December 31, 2003. The net after tax effect of these adjustments was a reduction in accumulated retained earnings of $694 as at September 30, 2003 and $2,855 as at December 31, 2003. The following presents the impact on gross profit and earnings of the restatement adjustments for the three and six month periods ended September 30, 2003 and the three and nine month periods ended December 31, 2003.

	Three months ended Dec. 31, 2003	Nine months ended Dec. 31, 2003	Three months ended Sept. 30, 2003	Six months ended Sept. 30, 2003
Gross profit				
As previously reported	19,685	38,851	10,756	19,915
Adjustments	(3,324)	(4,393)	(1,069)	(1,069)
As restated	16,361	34,458	9,687	18,846
Net earnings for the period				
As previously reported	8,141	12,019	2,416	3,878
Adjustments	(2,161)	(2,855)	(695)	(695)
As restated	5,980	9,164	1,721	3,183
Earnings per share				
Basic				
As previously reported	$0.13	$0.21	$0.04	$0.07
Restated	$0.10	$0.16	$0.03	$0.06
Diluted				
As previously reported	$0.13	$0.20	$0.04	$0.07
Restated	$0.09	$0.15	$0.03	$0.06

(In thousands of dollars, unless otherwise stated) (unaudited)

3. Change in Accounting Policies

Effective April 1, 2003, the Company adopted, on a prospective basis, the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("S.3870"). Effective April 1, 2003, the Company began to expense the cost of all stock options granted since April 1, 2003 using a fair value method. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the period in which the related option vests. As a result of the adoption of this accounting policy, the Company recorded a charge of $110 (2002 - $nil) representing the expense relating to stock-based compensation for the nine months ended December 31, 2003. For more information refer to note 6.

4. Advances to Publishers and Other Assets

The Company's Hip Games™ division enters into exclusive distribution, co-publishing or publishing arrangements with other publishers to secure distribution rights for sales of video game and PC game software either in Canada or throughout North America. To secure these rights, the Company typically agrees to advance cash to the publisher of the title to assist with the financing of the development of the software. These advances are usually recoverable within 60 days following the release of the title.

Outstanding advances to publishers and other assets are comprised of:

	As at December 31, 2003	As at March 31, 2003
Exclusive Distribution	$3,340	$800
Publishing	8,439	3,100
	11,779	3,900
Less: Non-current portion	9,925	2,300
Current advances outstanding	1,854	1,600
Prepaids and other assets	1,800	960
Current portion of advances to publishers and other assets	$3,654	$2,560

The Company has commitments to advance an additional $4,116 (March 31, 2003 – $4,500) over the next two years under exclusive distribution agreements for titles to be released in 2004 through 2005. As well, for the period fiscal 2004 through 2007, the Company has commitments to advance an additional $2,653 (March 31, 2003 – $5,250) under publishing agreements for titles to be released in 2004 through 2008.

5. Other (Income) Expenses

(a) Refinancing costs

On September 30, 2003, the Company obtained a credit facility from a Canadian Schedule A bank to replace its asset-based credit facility with its former lender. The new arrangement is a $25.0 million credit facility, increasing to $40.0 million during the Company's busy season from September 1 to February 28. The facility, which will be used for working capital purposes, bears interest at the bank's prime lending rate and is payable on demand. Included in the results for the nine months ended December 31, 2003, is a charge for costs relating to the refinancing (expensed during the quarter ended

September 30, 2003). Other income and expenses includes refinancing costs totaling $495 and is comprised of: (1) $185 for the write-off of the remaining balance of deferred financing costs previously included in Advances to publishers and other assets, and $310 for (2) prepayment penalties, and (3) other costs relating to refinancing.

(b) Contingent consideration gain

On January 7, 2002, the Company sold the assets of Microplay Entertainment and Video Centres Inc., for consideration comprised of cash and a promissory note receivable. According to the terms of the purchase and sale agreement, the Company was entitled to receive additional consideration of up to $250 by November 2003, if the purchaser achieved certain revenue thresholds related to the acquired assets. At the time of sale, the Company did not record this additional contingent consideration. In November 2003, the purchaser achieved the necessary revenue thresholds related to the acquired assets and, accordingly, the Company recorded the additional gain on sale for the full amount of $250.

6. Stock-Based Compensation

During the third quarter, the Company adopted S.3870 on a prospective basis, effective April 1, 2003. The Company recorded a $110 compensation expense and increase to contributed surplus for the three and nine months ended December 31, 2003 based on the weighted average fair value of options granted to employees at the time of grant for all stock options granted since April 1, 2003. The Company uses the Black-Scholes option-pricing model to determine the fair value with the following significant assumptions: risk-free rate of 2.8%, expected life of 2.0 years, expected volatility of 72.0% and an expected dividend yield of 0%. This accounting policy has been adopted for all stock option grants subsequent to April 1, 2003. The following table provides information on options granted prior to April 1, 2003 and the impact on earnings per share as if the fair value based method of accounting had been applied.

(In thousands of dollars, except per share amounts)	Three months ended December 31, 2002	Nine months ended December 31, 2002
Net earnings for the period as reported	$ 5,776	$ 8,774
Pro forma compensation expense, net of tax	23	399
Pro forma net earnings for the period	$ 5,753	$ 8,375
Basic earnings per share as reported	$ 0.11	$ 0.17
Pro forma basic earnings per share	$ 0.11	$ 0.17
Diluted earnings per share as reported	$ 0.10	$ 0.16
Pro forma diluted earnings per share	$ 0.10	$ 0.15

The significant assumptions made in the calculation of the three and nine months ended December 31, 2002 weighted average fair value of the options are as follows: risk free rate of 3.5%, expected life of 2.0 years, expected volatility of 72.0% and an expected dividend yield of 0%.

Pro-forma compensation expense for the three and nine months ended December 31, 2003 amounted to $23 and $152, respectively for options granted during fiscal year ended March 31, 2003. The impact on diluted earnings per share is insignificant.

7. Capital Stock

(In thousands of dollars, except share amounts)	Number of common shares	Book value
Balance as at March 31, 2003	51,565,816	$ 39,508
Shares issued on conversion of series A preference shares	4,152,929	4,278
Warrants exercised	4,386,316	6,610
Options exercised	1,226,262	1,357
Balance as at December 31, 2003	61,331,323	$ 51,753

8. Income Taxes

During the quarter ended December 31, 2003, the Company recorded an income tax recovery of $500 (2002 - $nil) as a result of recognizing the benefit of tax losses previously not recorded.

9. Related Party Transactions

During the quarter, the Company advanced $80 to The Putting Edge Corporation (the "Putting Edge"), a company owned 50.0% by a director of Hip. The loans are repayable over a period of 30 months, bear interest at 10.0% per annum and are unsecured. Pursuant to an agreement dated May 15, 2001, the Company obtained the exclusive right to install its coin-operated amusement equipment in up to 25 Putting Edge locations and agreed to provide Putting Edge loans of $40 for each location opened. From the inception of the arrangement to December 31, 2003, the Company has advanced $640 to Putting Edge for the 16 locations that they have opened of which $372 has been repaid. As at December 31, 2003, total loans outstanding are $268 of which $176 is due within one year. In addition, the Company has a commitment for the remaining nine locations to be opened to advance an additional $360 to Putting Edge.

10. Subsequent Event

On February 6, 2004, the Company acquired all of the outstanding shares of L.S.P. SA ("LSP"), a publisher of video and PC games, incorporated in France, for €0.5 million in cash and contingent consideration of up to €2.5 million based on the Company's achievement of certain pre-determined operating income targets over a 27-month earn-out period.

Hip Interactive Corp.

Notes to Consolidated Financial Statements

(In thousands of dollars, unless otherwise stated) (unaudited)

11. Segmented Information

The Company operates in six business segments being: Video Games, PC Games, Movies, Hip Games™, Hip Gear™ and Hip Coin™. In fiscal 2003, the Company changed its reportable operating segments and, accordingly, the comparative balances have been restated to conform to the current operating segments. Operating results for these business segments are as follows:

	Three months ended December 31, 2003 (as restated)							
	Video Games	PC Games	Movies	Hip Games	Hip Gear	Hip Coin	Corporate	Total
Sales	$123,121	$15,676	$19,571	$6,424	$11,137	$2,797	$-	$178,726
Gross profit	7,889	2,634	1,827	1,344	1,917	750	-	16,361
Selling, general & administrative expenses	3,002	881	1,193	297	586	545	994	7,498
Other (income) expenses	-	-	-	-	-	-	(250)	(250)
Interest expense	-	-	-	-	-	-	276	276
Amortization of property and equipment	197	30	76	-	-	143	101	547
Earnings (loss) before income taxes	4,690	1,723	558	1,047	1,331	62	(1,121)	8,290
Income taxes	-	-	-	-	-	-	2,310	2,310
Net earnings (loss) for the period	$4,690	$1,723	$558	$1,047	$1,331	$62	$(3,431)	$5,980

	Three months ended December 31, 2002							
	Video Games	PC Games	Movies	Hip Games	Hip Gear	Hip Coin	Corporate	Total
Sales	$101,380	$14,875	$17,350	$4,121	$6,202	$2,807	$-	$146,735
Gross profit	10,138	2,520	1,579	1,352	556	851	-	16,996
Selling, general & administrative expenses	2,844	968	791	129	295	571	735	6,333
Other (income) expenses	-	-	-	-	-	-	(150)	(150)
Interest expense	-	-	-	-	-	-	538	538
Amortization of property and equipment	65	45	10	-	-	658	92	870
Earnings (loss) before income taxes	7,229	1,507	778	1,223	261	(378)	(1,215)	9,405
Income taxes	-	-	-	-	-	-	3,629	3,629
Net earnings (loss) for the period	$7,229	$1,507	$778	$1,223	$261	$(378)	$(4,844)	$5,776

	Nine months ended December 31, 2003 (as restated)							
	Video Games	PC Games	Movies	Hip Games	Hip Gear	Hip Coin	Corporate	Total
Sales	$226,616	$33,165	$52,449	$19,282	$17,069	$6,414	$-	$354,995
Gross profit	14,831	5,179	4,776	5,061	2,564	2,047	-	34,458
Selling, general & administrative expenses	7,062	2,412	3,352	876	1,330	1,774	2,000	18,806
Other (income) expenses	-	-	-	-	-	-	245	245
Interest expense	-	-	-	-	-	-	760	760
Amortization of property and equipment	512	95	116	-	-	657	154	1,534
Earnings (loss) before income taxes	7,257	2,672	1,308	4,185	1,234	(384)	(3,159)	13,113
Income taxes	-	-	-	-	-	-	3,949	3,949
Net earnings (loss) for the period	$7,257	$2,672	$1,308	$4,185	$1,234	$(384)	$(7,108)	$9,164

	Nine months ended December 31, 2002							
	Video Games	PC Games	Movies	Hip Games	Hip Gear	Hip Coin	Corporate	Total
Sales	$189,540	$35,141	$30,299	$10,175	$9,202	$7,023	$-	$281,380
Gross profit	18,283	5,939	2,510	2,961	1,356	2,492	-	33,541
Selling, general & administrative expenses	6,790	2,571	1,365	361	695	1,537	2,126	15,445
Other (income) expenses	-	-	-	-	-	-	1,096	1,096
Interest expense	-	-	-	-	-	-	948	948
Amortization of property and equipment	357	110	13	-	-	1,026	145	1,651
Earnings (loss) before income taxes	11,136	3,258	1,132	2,600	661	(71)	(4,315)	14,401
Income taxes	-	-	-	-	-	-	5,627	5,627
Net earnings (loss) for the period	$11,136	$3,258	$1,132	$2,600	$661	$(71)	$(9,942)	$8,774

	December 31, 2003 (as restated)							
Total assets	$86,882	$21,073	$16,090	$16,321	$12,718	$8,846	$25,874	$187,804

	December 31, 2002							
Total assets	$71,770	$16,448	$16,582	$6,869	$8,299	$5,911	$25,951	$151,830

Major Suppliers

Approximately 39.4% (2002 – 24.0%) of the Company's purchases for the three months ended December 31, 2003 and 40.9% (2002 – 29.0%) for the nine months ended December 31, 2003 relate to products manufactured and published by one company.

HIP INTERACTIVE CORP. CORPORATE INFORMATION

Head Office	240 Superior Boulevard Mississauga, ON L5T 2L2 Tel: 905-362-3760 Fax: 905-362-1995
Directors and Officers	Joseph H. Wright, *Chairman, Director* Peter Cooper, *Director* Thomas A. Fenton, *Director* Christopher Gilbert, *Director* Richard B. Grogan, *Director* Mark Rider, *Director* Arindra Singh, *Director, President & Chief Executive Officer* Peter Lee, *Chief Financial Officer* Michael Vaswani, *Chief Information Officer* Oliver Bock, *Vice-President* Gabrielle Chevalier, *Vice-President* Ronald Grimard, *Vice-President* Jack Lamba, *Vice-President* Stan Samole, *Vice-President* Sanjay Singh, *Vice-President* Peter Young, *Vice-President*
Legal Counsel	Aird & Berlis LLP
Auditors	PricewaterhouseCoopers LLP
Transfer Agent	Equity Transfer Services Inc.
Stock Exchange Listing	The Toronto Stock Exchange (TSX)
Stock Symbol	HP
Investor Relations	Contact: jlee@hipinteractive.com
Website	www.hipinteractive.com

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 **Name and Address of Company (Reporting Issuer):**

Hip Interactive Corp.
240 Superior Drive
Mississauga, Ontario
L5T 2L2

ITEM 2 **Date of Material Change:**

May 7, 2004

ITEM 3 **News Release:**

The Company issued a press release at 8:30 a.m. on Friday, May 7, 2004.

ITEM 4 **Summary of Material Change:**

The Company announced that it was revising downward its previously announced earnings expectation for the fiscal year ended March 31, 2004 and was gong to restate its previously announced unaudited financial results for the 9 months and 6 months ended December 31, 2003 and September 30, 2003 respectively. A copy of the full text of the release is attached as Schedule "A" hereto.

ITEM 5 **Full Description of Material Change:**

Prior to the opening of markets on Friday, May 7, 2004, Hip Interactive Corp. ("Hip" or the "Corporation"), announced that it is revising downward its previously announced earnings expectation for the fiscal year ended March 31, 2004. Hip stated that the downward earnings adjustment would be in the aggregate amount of $2.9 million after tax (approximately $0.05 per share on a fully diluted basis) for the nine months ended December 31, 2003 and that the revision resulted entirely from certain accounting errors recently uncovered and arising in the second and third quarter of the current year. The accounting error principally involved manual intervention adjustments to journal entries with respect to account 2300 "Accrual Liabilities Inventory". The net earnings for the year ended March 31, 2004, subject to the completion of year-end audit procedures, are now expected to be in the range of $0.16 to $0.17 per share on a fully diluted basis.

Hip specifically announced that in preparing for the audit of its fiscal year ended March 31, 2004, senior management identified, on April 22, 2004, certain accounting entries lacking sufficient supporting documentation in relation to its Video Game Distribution Division. Management immediately reported their findings to the board of directors of the Corporation which held a meeting on the evening of April 22, 2004. At that meeting, the board of directors mandated the Audit Committee of the board, chaired by Mr. Richard Grogan, to commence an investigation of the accounting entries in question. The Audit Committee

immediately retained, pursuant to an engagement letter dated April 23, 2004, the auditors of the Corporation, PricewaterhouseCoopers, to assist in the review of the accounting entries in question.

On May 6, 2004, PricewaterhouseCoopers delivered their written report to the Audit Committee in respect of their engagement mandate. The Audit Committee adopted the report of PricewaterhouseCoopers in full and recommended that the board of directors of the Corporation also adopt the report, which the board did on the evening of May 6, 2004.

The Corporation determined, after review of the PricewaterhouseCoopers report, that the unaudited consolidated financial statements for the three months ended September 30, 2003 (second quarter) and the unaudited consolidated financial statements for the three months ended December 31, 2003 (third quarter) be restated to reduce net earnings by $0.01 per share (to $0.03 per share on a fully diluted basis) and $0.04 per share (to $0.09 per share on a fully diluted basis), respectively, but that no adjustments or restatements of the financial results for prior periods were required. The Corporation further indicated that it anticipated that the restated quarterly statements would be released as soon as practical.

In related news, the Corporation also reported that it had terminated the services of one of its senior finance officers effective May 7, 2004.

ITEM 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable

ITEM 7 Omitted Information:

Not Applicable

ITEM 8 Executive Officer:

Mr. Arindra Singh
President and Chief Executive Officer
Hip Interactive Corp.
240 Superior Drive
Mississauga, ON
L5T 2L2
Telephone: (905) 362-3760

ITEM 9 Date of Report:

May 12, 2004

ITEM 10 Statement of Senior Officer:

Not Applicable

The foregoing accurately discloses the material change referred to herein.

DATED at Mississauga, in the Province of Ontario, this 12th day of May, 2004.

"Arindra Singh"
Arindra Singh
President and Chief Executive Officer

Schedule "A"

FOR IMMEDIATE RELEASE **May 7, 2004**

HIP INTERACTIVE CORP. ANNOUNCES REVISION TO GUIDANCE FOR FISCAL 2004 EARNINGS

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, announced today that it is revising downward its previously announced earnings expectation for the fiscal year ended March 31, 2004. The downward earnings adjustment will be in the aggregate amount of $2.9 million after tax (approximately $0.05 per share on a fully diluted basis) for the nine months ended December 31, 2003. This revision resulted entirely from certain accounting errors recently uncovered and arising in the second and third quarter of the current year. The net earnings for the year ended March 31, 2004, subject to the completion of year-end audit procedures, are now expected to be in the range of $0.16 to $0.17 per share on a fully diluted basis.

Hip announced that in preparing for the audit of its fiscal year ended March 31, 2004, senior management identified, on April 22, 2004, certain accounting entries lacking sufficient supporting documentation in relation to its Video Game Distribution Division. Management immediately reported their findings to the board of directors of the Corporation. Without delay, the board of directors mandated the Audit Committee of the board, chaired by Mr. Richard Grogan, to commence an investigation of the accounting entries in question. The Audit Committee immediately retained the auditors of the Corporation, PricewaterhouseCoopers, to assist in the review of the accounting entries in question.

On May 6, 2004, PricewaterhouseCoopers delivered their written report to the Audit Committee. The Audit Committee adopted the report of PricewaterhouseCoopers in full and recommended that the board of directors of the Corporation also adopt the report, which the board did.

The Corporation determined, after review of the PricewaterhouseCoopers report, that the unaudited consolidated financial statements for the three months ended September 30, 2003 (second quarter) and the unaudited consolidated financial statements for the three months ended December 31, 2003 (third quarter) be restated to reduce net earnings by $0.01 per share (to $0.03 per share on a fully diluted basis) and $0.04 per share (to $0.09 per share on a fully diluted basis), respectively, but that no adjustments or restatements of the financial results for prior periods are required. It is anticipated that the restated quarterly statements will be released as soon as practical.

Mr. Grogan, Chair of the Audit Committee of the board of directors of the Corporation, commented, "The discovery of these accounting errors in our Video Game Distribution business is a most regrettable event. The reliability of Hip's financial statements and its systems of internal controls is of paramount importance and critical to the integrity of its business. Unfortunately, the circumstances indicate, and PricewaterhouseCoopers confirms, that greater focus on certain internal controls is necessary. The Audit Committee of the board of directors is committed to ensuring that these internal controls are strengthened for the current and future fiscal periods."

Arindra Singh, President and Chief Executive Officer of Hip commented, "Whilst I am personally very disappointed that we have had to reduce our guidance due to the discovery of

these accounting errors, I take comfort from the fact that our two strategic businesses, namely Hip Gear™ (accessories) and Hip Games™ (publishing), have met our expectations in Fiscal 2004."

Hip also announced that its Senior Vice-President Finance, Video Game Distribution Division, has had his relationship with Hip terminated effective immediately.

Hip will host an investor conference call at 11:00 a.m. (Toronto time) today – Friday, May 7, 2004 – to discuss any questions relating to this press release. Listeners can call 416-645-3002 (local) or 800-814-4890 (long distance). A replay of the call will be available one hour after the call until midnight on May 14, 2004. To access the replay, call 416-640-1917 – passcode 21049871#.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 62,894,254 common shares issued and outstanding.

-30-

This document may contain forward-looking statements, relating to the Company's operations or to the environment in which it operates, which are based on Hip Interactive's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or are beyond Hip Interactive's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in other public filings. Consequently, readers should not place any undue reliance on such forward-looking statements. Hip Interactive disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information on Hip Interactive Corp.
Please contact Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2361; EMAIL: jlee@hipinteractive.com

SEC File # 82-34720

HIP INTERACTIVE CORP.

EXPLANATORY NOTE

On April 22, 2004, management discovered that certain accounting errors were made in the recording of accrued liabilities as at September 30, 2003 and December 31, 2003. The Audit Committee with the assistance of management immediately commenced a review of the Company's accounting records. On May 7, 2004, after completing the review and analysis of the Company's accounting records, the Company announced that it would restate its consolidated financial statements for the three and six months ended September 30, 2003 and the three and nine months ended December 31, 2003. The Company's Quarterly Financial Statements and Management's Discussion and Analysis for the three months ended December 31, 2003 initially filed with the securities regulatory authorities on February 6, 2004 are being refiled to reflect restatements of the unaudited consolidated statements of operations, retained earnings and cash flows for the three and nine months ended December 31, 2003 and the unaudited consolidated balance sheet as at December 31, 2003. For a description of the restatements, see "Restatements:" in note 2 to the unaudited restated consolidated financial statements for the three month period ended December 31, 2003.

MANAGEMENT'S DISCUSSION & ANALYSIS

This Management Discussion and Analysis ("MD&A") has been restated for the adjustments, arising out of a comprehensive review of the Company's accounting records, which were announced on May 7, 2004. This Management Discussion and Analysis ("MD&A") for the three months ended December 31, 2003, compared with the three months ended December 31, 2002, provides readers with an overview of the Company's operations and a more detailed explanation of its financial statements. The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the years ended March 31, 2003 and 2002. The objective is to present readers with a view of the Company through the eyes of management by interpreting the material trends and uncertainties that affected the operating results, liquidity and financial position of the Company during the last fiscal year, or those that may affect future results. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

This discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated.

As the Company continues to grow its operations in the higher margin Hip Games™ and Hip Gear™ divisions, it is increasing its investment in working capital related to these two businesses, especially in the Hip Games™ division, where up-front cash payments for future inventory, or future royalty payments are common place in the industry. Previously, the Company had taken a conservative approach to growing the Hip Games™ division, favouring exclusive distribution deals for value-priced PC games where the Company does not take any responsibility for slow-moving field inventory at retailers and break-even volumes are low. Recently, the Company has signed exclusive distribution agreements, publishing and co-publishing arrangements for higher quality titles to be developed by third party developers for PC, PS2, Xbox and Game Cube console platforms. The risk profile for these types of arrangements is higher as the game software is generally much more costly to develop and in the case of publishing and co-publishing arrangements, the Company is responsible for any inventory issues experienced by the retailers. Although the Company mitigates this risk by only entering into contracts where management believes that there is reasonable assurance that the amounts will be recovered with the initial shipment of product to retailers, this business does have a higher risk and reward profile than the Company's distribution business. Both the risk and reward profile will increase as the Company increases its co-publishing and publishing businesses over the next several years. Other risks and uncertainties are discussed in detail in the Company's Annual Report to shareholders for the year ended March 31, 2003.

Overview

Hip Interactive Corp. ("Hip" or the "Company") is one of North America's leading providers of electronic entertainment products. The Company sells video game products and movies to retailers

across North America and is comprised of the following six business units: (1) Video Games (hardware, software and first party accessories), (2) PC Games (software and logistics services), (3) Movies (VHS and DVD movies), (4) Hip Games™ (software), (5) Hip Gear™ (accessories), and (6) Hip Coin™ (operator and distributor of coin-operated games).

Financial Overview

Highlights of the consolidated results for the three months ended December 31, 2003, compared to the three months ended December 31, 2002, were:

- sales increased by $32.0 million or 21.8%;
- net earnings increased by $0.2 million or 3.5% to $6.0 million;
- earnings per share decreased to $0.10 per basic and $0.09 per diluted share compared to $0.11 per basic and $0.10 per diluted share for the same period last year.

For the nine months ended December 31, 2003, compared to the nine months ended December 31, 2002:

- sales increased by $73.6 million or 26.2%;
- net earnings increased by $0.4 million or 4.4%;
- earnings per share decreased to $0.16 per basic and $0.15 per diluted share, compared to $0.17 per share on a basic and $0.16 on a diluted basis last year; and

Results of operations for the three and nine months ended December 31, 2003 and 2002 are summarized as follows:

	Three months ended December 31		Nine months ended December 31	
(In millions of dollars, except per share amounts)	**2003 Restated**	**2002**	**2003 Restated**	**2002**
Sales	$178.7	$146.7	$355.0	$281.4
Gross profit	16.4	17.0	34.5	33.5
Selling, general and administrative expenses	7.5	6.3	18.8	15.4
Other (income) expenses	(0.2)	(0.1)	0.2	1.1
Interest expense	0.3	0.5	0.8	0.9
Amortization of property and equipment	0.5	0.9	1.5	1.7
Income taxes	2.3	3.6	3.9	5.6
Net earnings for the period	$6.0	$5.8	$9.2	$8.8
Net earnings per share:				
Basic	$0.10	$0.11	$0.16	$0.17
Diluted	$0.09	$0.10	$0.15	$0.16

Seasonality

The Company's business consists mainly of the sale of electronic entertainment products to retailers. Retail activity in the electronic entertainment industry is traditionally at its highest levels during Hip's third fiscal quarter (the three month period from October 1 to December 31 – the retail holiday season). The seasonality of the Company's business is summarized in the chart below.

Fiscal 2003 Sales Distribution by Quarter


1st Qtr
15%
2nd Qtr
22%
3rd Qtr
42%
4th Qtr
21%

RESULTS OF OPERATIONS

Sales for the three months ended December 31, 2003 were $178.7 million, compared to $146.7 million for the same period last year, an increase of $32.0 million or 21.8%. For the nine months ended December 31, 2003, sales increased by $73.6 million or 26.2% to $355.0 million. The breakdown of sales by business unit is set out below:

	Three months ended Dec. 31		Nine months ended Dec. 31	
(In millions of dollars)	2003	2002	2003	2002
Distribution				
Video Games	$123.1	$101.4	$226.6	$189.5
PC Games	15.7	14.9	33.2	35.2
Movies	19.6	17.3	52.4	30.3
	158.4	133.6	312.2	255.0
Hip Games™	6.4	4.1	19.3	10.2
Hip Gear™	11.1	6.2	17.1	9.2
Hip Coin™	2.8	2.8	6.4	7.0
Total	**$178.7**	**$146.7**	**$355.0**	**$281.4**

Gross margin for the third quarter of fiscal 2004 was 9.2%, compared to 11.6% for the same quarter last year. For the nine months ended December 31, 2003 gross margin was 9.7% compared to 11.9% during the same period last year. The details of gross margin by product line are set out in the chart below. For the quarter, gross margin has been largely impacted by the higher mix of lower margin hardware sales, which accounted for approximately 28.1% of total sales for the quarter ended December 31, 2003, compared to 25.6% of total sales for the same period last year. In addition, margins on hardware sales have decreased compared to the same period last year. Similarly, for the nine months ended December 31, 2003, hardware sales at reduced margins compared to last year, represented approximately 29.3% of total sales, compared to 23.6% for the same nine-month period last year.

(% of sales)	Three months ended Dec. 31		Nine months ended Dec. 31	
	2003 Restated	2002	2003 Restated	2002
Distribution				
Video Games	6.4%	10.0%	6.5%	9.6%
PC Games	16.8%	16.9%	15.6%	16.9%
Movies	9.3%	9.1%	9.1%	8.3%
	7.8%	10.7%	7.9%	10.5%
Hip Games™	20.9%	32.8%	26.2%	29.1%
Hip Gear™	17.2%	9.0%	15.0%	14.7%
Hip Coin™	26.8%	30.3%	31.9%	35.5%
	9.2%	**11.6%**	**9.7%**	**11.9%**

Video Games

Sales

Video Games hardware and software sales for the quarter increased by $21.7 million or 21.4%, compared to the same three months last year. Similarly, on a year-to-date basis, sales increased by $37.1 million or 19.6%. The increase was due primarily to increased sales of video game hardware and frontline software offset by a decline in sales of valueware. The Company distributed 292 new frontline software titles during the three months ended December 31, 2003 compared to 307 in the same period last year. Similarly, 583 new frontline software titles were distributed for the nine months ended December 31, 2003 compared to 588 in 2002. Unit sales of frontline software for the quarter ended December 31, 2003 were 1.7 million units compared to 1.1 million units in the same period last year, an increase of 57.1%. For the nine months ended December 31, 2003 frontline software unit sales were 2.8 million compared to 2.0 million for the same period last year. Although unit sales have increased year over year, in general price points for frontline software are declining.

Video Games sales for the three and nine months ended December 31, 2003, compared to the same periods last year, are shown below:

(In millions of dollars)	Three months ended Dec. 31		Nine months ended Dec. 31	
	2003	2002	2003	2002
Frontline software	$61.6	$46.9	$103.2	$91.8
Valueware	7.1	12.9	12.7	23.7
Hardware	50.2	37.6	104.0	66.3
1st Party accessories	4.2	4.0	6.7	7.7
	$123.1	**$101.4**	**$226.6**	**$189.5**

Gross margin

Video Games margins for the quarter ended December 31, 2003 were 6.4%, compared to 10.0% last year. On a year-to-date basis, gross margins declined to 6.5% this year, compared to 9.6% last year. The decrease in gross margins was primarily due to a decrease in margins on sales of hardware and an increase in the sales mix of lower margin video game hardware this year compared to last year. Hardware sales accounted for 40.8% of Video Game business unit sales for the quarter this year, compared to 37.1% of sales for the same period last year. Similarly, for the nine months to December 31, 2003, hardware sales, at reduced margins, accounted for 45.9% of Video Games sales, compared to 35.0% for the same period last year.

PC Games

Sales

PC Games sales for the third quarter of fiscal 2004 amounted to $15.7 million, compared to $14.9 million last year, reflecting an increase of $0.8 million or 5.4% compared to the same period last year. On a year-to-date basis, sales declined by $2.0 million or 5.6%. The decrease in sales for the year-to-date is mainly attributable to: (1) the general market decline in PC sales of approximately 10% compared to last year, and (2) during the first two quarters of fiscal 2003, prior to the company signing a license agreement to distribute exclusively in Canada, Riverdeep products, approximately $3.7 million of Riverdeep products, branded as The Learning Company and Broderbund, were sold through the Company's PC Games division. The Company signed a licensed publishing agreement with Riverdeep in July 2002 for The Learning Company software and another in October 2002 for Broderbund software. Consequently, subsequent to June 2002 and October 2002, sales of Riverdeep products have been included in the Company's Hip Games™ division's results.

Gross margin

PC Games margins for the quarter were consistent at 16.8%, compared to 16.9% for the same period last year. On a year-to-date basis, margins were 15.6%, compared to 16.9% for the same period last year.

Movies

Sales

Movies business sales increased by $2.2 million or 12.8% to $19.6 million this quarter, compared to the same period last year. On a year-to-date basis, sales increased by $22.2 million or 73.1% to $52.4 million compared to last year. The increase is primarily the result of the acquisition of Tévica Inc. on August 30, 2002 and increased sales in the Toronto and Vancouver branch offices.

Gross margin

Gross margin for the Movies business was 9.3% for the quarter ended December 31, 2003, compared to 9.1% for the same quarter last year. For the nine months ended December 31, 2003, gross margin was 9.1%, compared to 8.3% for the same period last year. The increase in margins is due to the Company's continued focus on increasing sales to higher margin independent retailers.

Hip Games™

Sales

For the quarter, Hip Games™ sales increased by $2.3 million or 55.9% to $6.4 million compared to the same period last year. For the nine months ended December 31, 2003, sales increased by $9.1 million or 89.5% to $19.3 million as the Company continues to focus on this strategic business. During the quarter ended December 31, 2003, the Company released ten titles under exclusive distribution agreements and two titles were released under publishing contracts, compared to three exclusive distribution titles released during the same quarter last year. Sales of Riverdeep and similar licensed product remained constant at $2.2 million this quarter compared to the same quarter last year.

The sales for the third fiscal quarter are summarized as follows:

	Three months ended Dec. 31		Nine months ended Dec. 31	
(In millions of dollars)	**2003**	**2002**	**2003**	**2002**
Exclusive Distribution	$3.0	$1.9	$10.1	$7.0
Publishing & Co-publishing	3.4	2.2	9.2	3.2
	$6.4	**$4.1**	**$19.3**	**$10.2**

Gross margin

Hip Games™ margins for the third quarter this year were 20.9% overall. Publishing and co-publishing margins decreased due to increased sales of titles in the U.S. as the Company continues to expand operations through favourable pricing to encourage U.S. retailers to carry Hip Games™ titles. In addition, during the quarter, the Company published three titles that did not perform to the Company's expectations and, as the Company assumes the responsibility for providing marketing funds to its retail customers, certain retailers were provided marketing support in the form of markdown dollars.

Gross margins for the exclusive distribution and licensed publishing businesses are shown below:

	Three months ended Dec. 31		Nine months ended Dec. 31	
(% of sales)	**2003**	**2002**	**2003**	**2002**
Exclusive Distribution	17.4%	15.0%	18.2%	15.8%
Publishing & Co-publishing	23.9%	48.5%	35.1%	46.8%
	20.9%	**32.8%**	**26.2%**	**29.1%**

Hip Gear™

Sales

Hip Gear™ sales include sales of proprietary Hip Gear™ accessories and bundled game software. Sales for the third quarter of fiscal 2004, compared to the same period for fiscal 2003, are summarized as follows:

	Three months ended Dec. 31		Nine months ended Dec. 31	
(In millions of dollars)	2003	2002	2003	2002
Hip Gear™ accessories	$11.1	$3.7	$16.6	$5.1
Bundled software	-	2.5	0.5	4.1
	$11.1	**$6.2**	**$17.1**	**$9.2**

Sales of Hip Gear™ accessories increased by $7.4 million or 200.0% for the third quarter of fiscal 2004 to $11.7 million, compared to $3.7 million in sales for the same period last year. On a year-to-date basis, sales of Hip Gear™ accessories increased by $11.5 million or 225.5%, compared to the same period last year. In Canada, total SKUs placed on national retailers' shelves increased from 44 at seven retailers in fiscal 2003 to 349 at 15 retailers to date this year. In the United States, total SKUs placed on retailers' shelves increased from 45 at four retailers last year to 280 SKUs at 11 retail chains to date in fiscal 2004. Overall product placement has increased from 2,500 storefronts in fiscal 2003 to over 9,000 storefronts in North America as of December 31, 2003.

Gross margin

Hip Gear™ margins for the three months ended December 31, 2003 were 17.2% compared to 9.0% for the same period last year. On a year-to-date basis, margins were 15.0% this year, compared to 14.7% for the same period last year. The increase in margins for the three and nine months was due to the substantially higher mix of accessories sales compared to sales generated from the Company's bundled software business. During the quarter the Company introduced a private label program with a national retailer based in the United States. Gross margins on sales through this program were significantly lower than traditional Hip Gear™ margins. The Company also became the preferred supplier of third party accessories for two major retailers in Canada during the nine months ended December 31, 2003. In accordance with these agreements, and as is common practice in the industry, the Company took back inventory which was supplied by the retailer's former suppliers, to free up shelf space for the sell-in of the Hip Gear™ accessory product line. As a result, the Company recorded charges against sales relating to the cost of obtaining supply arrangements with new customers of $0.6 million and $1.3 million for the three and nine-month periods ended December 31, 2003, respectively, compared to $0.6 million and $0.6 million for the comparable periods last year. Gross margins excluding the impact of the private label program and the preferred supplier agreements would have been approximately 25% for the quarter.

Hip Coin™

Sales

Hip Coin™ sales remained consistent at $2.8 million for the third quarter of fiscal 2004, compared to the same period last year. For the nine months ended December 31, 2003, sales declined by $0.6 million to $6.4 million. The decrease in sales for the nine months ended was largely a result of decreased distribution sales of video arcade game equipment and a decline in revenue for the Company's arcade route operations during the first half of the year, resulting from the loss of a significant customer and decreased traffic during the summer at the tourist venues where the Company's equipment is placed, particularly in Toronto due to the SARS issue. The Company has recently bolstered its management team and has refocused its business strategy on growing the Company's video route operations. During the past six months, the Company has added over 60

locations to its arcade route operations, which should result in increased revenue and profitability in fiscal 2005.

Gross margin

Hip Coin™ margins for the third quarter were 26.8%, compared to 30.3% for the same period last year. On a year-to-date basis, margins declined to 31.9%, compared to 35.5% for the same period last year. The decrease is due to a higher mix of distribution sales compared to sales generated from the Company's coin route operations. Margins for the Company's arcade coin route operations business tend to be approximately 50%, compared to 10-15% for distribution sales.

Selling, General and Administrative Expenses

For the three months ended December 31, 2003, selling, general and administrative expenses were $7.5 million or 4.2% of sales, compared to $6.3 million or 4.3% of sales, an increase of $1.2 million for the same period last year. For the nine months ended December 31, 2003, selling, general and administrative expenses increased by $3.4 million to $18.8 million or 5.3% of sales, compared to $15.4 million or 5.5% of sales for the same period last year. The variances between the comparable three and nine month periods ended December 31, 2003 and 2002 are detailed in the chart below and are principally due to the following:

(Increase in millions of dollars)	**Three months ended December 31**	**Nine months ended December 31**
U.S. sales force	$ 0.3	$ 1.1
Acquisition of Tévica	0.4	2.0
Other costs, net	0.5	0.3
Net variance	**$ 1.2**	**$ 3.4**

1. the Company hired a U.S. sales force during the past fiscal year to build the Hip Gear™ accessory and Hip Games™ businesses in the U.S. market; and

2. expenses in the Movies business unit have increased due to the acquisition of Tévica in August 2002 and the expansion of branch offices in Vancouver and Toronto.

Interest Expense

Interest expense was $0.3 million for the third quarter of fiscal 2004, compared to $0.5 million for the same quarter last year. Average borrowings for the three months ended December 31, 2003 were approximately $19.5 million, compared to $23.0 million for the same period last year. On a year-to-date basis, interest expense was $0.8 million, compared to $0.9 million for the nine months ended December 31, 2002. Average borrowings for the nine months ended December 31, 2003 were $10.5 million, compared to $13.6 million for the same period last year. The average borrowing rate for both the first quarter and three quarters of fiscal 2004 was approximately 5%, which was flat compared to the average rate for the same periods last fiscal year.

Income Taxes

As at December 31, 2003, the Company had net future income tax assets of $0.4 million, compared to $1.1 million at March 31, 2003. During the quarter ended December 31, 2003, the Company recorded

a benefit of $0.5 million compared to $nil in the same period last year through its income tax provision, as the Company recognized the benefit of tax losses previously not recorded.

LIQUIDITY AND CAPITAL RESOURCES

The Company had borrowings of $20.0 million through its credit facility as at December 31, 2003 (December 31, 2002 - $27.7 million). At March 31, 2003 the Company had a net cash position of $3.3 million.

During the quarter ended December 31, 2003, the Company used $16.1 million in cash in its operations ($6.7 million cash generated from earnings less a $22.8 million investment in working capital), compared to $8.3 million used during the same quarter last year ($8.4 million cash generated from earnings less a $16.7 million investment in working capital). During the quarter, the Company also generated $1.1 million from the exercise of warrants and options and used cash of $0.9 million (2002 – $0.6 million) to purchase property and equipment, including an automatic picking system for the Mississauga warehouse, ERP implementation costs for the Company's Movies division and video arcade equipment for the Hip Coin™ video arcade route operations.

During the nine months ended December 31, 2003, the Company used $25.5 million in cash in its operations ($11.3 million cash generated from earnings less a $36.8 million investment in working capital), compared to $20.0 million used during the same period last year ($14.8 million cash generated from earnings less a $34.8 million investment in working capital). During the nine months, the Company generated $6.4 million from the exercise of warrants and options and used cash of $3.9 million (2002 - $2.6 million) to purchase property and equipment.

Balance Sheet

As at December 31, 2003, the Company had assets of $187.8 million, compared to $110.4 million as at March 31, 2003. Shareholders' equity was $62.0 million at December 31, 2003, compared to $46.5 million as at March 31, 2003.

The accounts receivable balance as at December 31, 2003 was $91.0 million (49 days outstanding) compared to $41.6 million (46 days outstanding) as at March 31, 2003 and $85.2 million (48 days outstanding) at December 31, 2002. At December 31, 2003, approximately 94% (March 31, 2003 – 89%, December 31, 2002 – 84%) of the Company's customer balances were aged less than 60 days from the invoice date.

As at December 31, 2003, total inventory was $48.4 million (with inventory turning at 9.6 times) compared to $27.9 million as at March 31, 2003 (turning 11.5 times). Total inventory at December 31, 2002 was $32.0 million (with inventory turning 10.0 times). On a monthly basis, management reviews all inventory, focusing on inventory on-hand and in the field that is over six months old. Due to the seasonality of the industry and the significant portion of sales in the third quarter of the Company's fiscal year, comparisons to December 31, 2002 are more relevant and as such, the major increases in inventory are as follows: (1) since the acquisition of Tévica Inc. on August 30, 2002, the Company expanded its Movies business, which increased inventory by $6.5 million during the twelve months ended December 31, 2003 to $10.2 million, and (2) the Company was able to secure significant inventory of valueware and frontline software at favourable pricing towards the end of December 2003, which the Company will sell-through during the fourth quarter of fiscal 2004 and the first half of fiscal 2005.

Advances to publishers and other assets at December 31, 2003 were $13.6 million (including $3.7 million in current assets), compared to $4.9 million ($2.6 million in current assets) as at March 31, 2003. During the quarter, the Company entered into exclusive distribution agreements whereby it was required to pay an additional $1.7 million representing prepayments for future software titles. Total commitments under all agreements into which the Company has entered amount to $4.2 million, which will be incurred over the next twelve months.

Accounts payable and accrued liabilities as at December 31, 2003 were $101.2 million (51 days outstanding), compared to $59.9 million (68 days outstanding) as at March 31, 2003 and $81.3 million at December 31, 2002 (52 days outstanding). At December 31, 2003, approximately 85% (March 31, 2003 – 75%, December 31, 2002 – 93%) of supplier balances were aged less than 60 days from invoice date.

HIP INTERACTIVE CORP.

MANAGEMENT'S DISCUSSION & ANALYSIS

This Management Discussion and Analysis ("MD&A") for the fiscal year ended March 31, 2004, compared with the year ended March 31, 2003, provides readers with an overview of the Company's operations and a more detailed explanation of its financial statements and is written as of May 19, 2004. The objective is to present readers with a view of the Company through the eyes of management by interpreting the material trends and uncertainties that affected the operating results, liquidity and financial position of the Company in the last fiscal year, or those that may affect future results. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, but are not limited to, items identified under the heading "Risks Factors".

Overview

Hip Interactive Corp. ("Hip" or the "Company") is one of North America's leading providers of electronic entertainment products. The Company sells video game products and movies to retailers across North America and PC and video games in Europe. Hip is comprised of the following six business units: (1) Video Games (hardware, software and first party accessories), (2) PC Games (software and logistics services), (3) Movies (VHS and DVD movies), (4) Hip Games™ (published software), (5) Hip Gear™ (accessories), and (6) Hip Coin™ (operator and distributor of coin operated games).

The Company's strategies include:

- gaining additional shelf space at U.S. retailers for its Hip Gear™ accessories products;
- bringing to market higher quality titles such as: *Playboy: The Mansion, Fear Factor: Unleashed* and *Pariah*;
- increasing market share for Movies distribution in Ontario and British Columbia;
- improving the Company's infrastructure and the efficiency of the Company's warehouse; and
- improving working capital management.

Significant Events

On February 6, 2004, the Company acquired L.S.P. S.A. ("LSP"), a publisher of video games and PC games incorporated in France, for €0.5 million in cash and contingent consideration of up to €2.5 million based on LSP's achievement of certain pre-determined operating income targets over a 27-month earn-out period. The total purchase price consideration recorded to March 31, 2004 was $2.0 million comprised of cash consideration paid on closing of $0.8 million, transaction costs of $0.5 million and contingent consideration accrued of $0.7 million for the first earn-out period ended March 31, 2004.

MANAGEMENT'S DISCUSSION & ANALYSIS

On September 30, 2003, the Company obtained a credit facility from a Canadian Schedule A bank to replace its asset-based credit facility with its former lender. The new arrangement is a $25.0 million credit facility, increasing to $40.0 million during the Company's busy season from September 1 to February 28. Subsequent to March 31, 2004, the $40.0 million facility was extended to July 31, 2004. The facility, which is used for working capital purposes, bears interest at the bank's prime lending rate and is payable on demand. As at March 31, 2004, the Company had a balance outstanding of $22.5 million under the credit facility and available borrowings of $12.6 million, net of outstanding letters of credit.

Significant Accounting Policies

The Company reports its results under Canadian GAAP. The preparation of the Company's financial statements and results requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Management bases its estimates on historical experience, future expectations and other assumptions that are believed to be reasonable at the date of the financial statements. Actual results may differ from these estimates due to uncertainty involved in measuring, at a specific point in time, events, which are continuous in nature. The most significant estimates included in these financial statements are the valuations of accounts receivable and inventory, carrying value of goodwill, provision for customer returns and allowances, and accrued liabilities. The Company's significant accounting policies are discussed in note 2 of its audited financial statements.

The Company considers the following key accounting policies to have the most significant effect on its estimates, assumptions and judgments.

<u>Advances and Other Assets</u>

The Company enters into exclusive distribution, co-publishing or publishing arrangements with other publishers to secure distribution rights for sales of video games and PC games. To secure these rights, the Company typically agrees to advance cash to the publisher for the title to assist with the development of the software. For exclusive distribution arrangements, advances, which have been paid based on the publisher's completion of certain development milestones, are generally recovered by the Company from the proceeds of the sale of products upon initial release of the software title. For publishing arrangements, the Company pays a license fee or a prepaid royalty, which is amortized through cost of sales as the title is sold to the Company's retail customers. These cash advances are initially set-up as an advance. When an impairment or change in circumstance indicates that there is a possible impairment in advances, an impairment test is performed by comparing future cash flows related to the advance to its carrying amount. The Company is required to make estimates and assumptions in determining carrying values of advances and other assets and the recording of accruals, such as price protections and return provisions with respect to the sale of these software titles.

<u>Inventory</u>

Inventory is comprised of finished goods and is recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis. Management periodically reviews the inventory on a product-by-product basis in assessing provisions based upon current estimates of future events and including economic conditions and growth prospects in the retail marketplace. There is no assurance that these estimates will be realized, therefore further inventory provisions may need to be recorded.

Goodwill

Goodwill represents the excess at the date of acquisition of the purchase consideration over the fair market value of the net identifiable assets acquired. The Company evaluates goodwill annually and when circumstances indicate that impairment in goodwill may have occurred. Such evaluation is based on comparing the fair value of the reporting unit to its carrying value. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the impairment test. The second step requires the Company to compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill to measure the amount of impairment loss, if any. The carrying value of goodwill is assessed by management and is based on assumptions and estimates. As such, there is no certainty that the fair value estimated for the specific reporting unit will be sufficient to support the goodwill values recorded, which could result in the Company recording an impairment charge.

Revenue Recognition

Revenue from sales of video games, PC games and movies, published software, hardware and related accessories sold by the Company's distribution operations is recognized when products are shipped, the price is fixed and determinable, collection is reasonably assured and persuasive evidence of an arrangement exists. Provisions for estimated levels of returns and rebates, based on historical experience, are recorded at the time the revenue is recognized as a reduction in revenue. There is no certainty that the provisions for returns and rebates estimated by management will be precise, which would result in an adjustment to sales in the period in which the new information is obtained. Revenue from coin-operated arcade video equipment is recognized on a cash basis.

Change in Accounting Policies

Stock-based compensation

Effective April 1, 2003, the Company adopted, on a prospective basis, The Canadian Institute of Chartered Accountants' ("CICA") Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Upon adoption of this new accounting standard, the Company began to expense the cost of all stock options granted since April 1, 2003 using a fair value method. This method of accounting uses an option-pricing model to determine the fair value of stock options granted and the amount is amortized over the period in which the related options vest. Proceeds arising from the exercise of the stock options are credited to contributed surplus.

Long-Lived Assets

Effective April 1, 2003, the Company adopted, on a prospective basis, the CICA's Handbook section 3063, "Impairment Long-Lived Assets". The adoption of this handbook section did not have a material impact for the year ended March 31, 2004.

MANAGEMENT'S DISCUSSION & ANALYSIS

Financial Overview

Highlights of the consolidated results for 2004, compared to 2003, were:

- Sales for fiscal 2004 increased by $65.1 million or 18.0%, compared to fiscal 2003 as follows:
  - Distribution (Video Games, PC Games and Movies) sales increased by $42.9 million,
  - Hip Games™ sales increased by $10.0 million, and
  - Hip Gear™ sales increased by $12.8 million;
- Gross margin percentage decreased from 11.4% in 2003 to 10.1% for 2004, principally due to a decline in margins for the Company's distribution businesses;
- Selling, general and administrative expenses increased by $5.2 million to $25.0 million and, as a percentage of sales, increased from 5.5% in 2003 to 5.9% in 2004. The increase in operating expenses is mainly attributable to increased expenses related to the Company's U.S. operations and a full year of expenses relating to the acquisition of Tévica Inc. midway through fiscal 2003; and
- Net earnings were $9.6 million or $0.16 per diluted share, compared to $11.0 million or $0.20 per diluted share last year.

The results of operations for the year ended March 31, 2004 are summarized in the following table.

	Year ended March 31	
In $ millions	**2004**	**2003**
Sales	$425.8	$360.7
Gross profit	42.9	41.2
Selling, general and administrative expenses	25.0	19.8
Interest expense, net	0.9	1.3
Amortization of property and equipment	1.5	1.9
Other expenses, net	0.2	0.4
Income taxes	5.7	6.8
Net earnings for the year	$9.6	$11.0
Net earnings per share		
Basic	0.16	0.22
Diluted	0.16	0.20

HIP INTERACTIVE CORP.

Sales

Sales for the last three fiscal years are shown in the table and charts below.

Sales (in $ millions)	2002	2003	2004
First quarter	39.7	54.1	80.0
Second quarter	52.8	80.6	96.2
Third quarter	123.7	146.7	178.7
Fourth quarter	55.1	79.3	70.9
Total	**$271.3**	**$360.7**	**$425.8**

Annual Sales



in $ millions
$450.00
$400.00
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
2002
2003
2004

Quarterly Sales 2002 - 2004



in $ millions
200
180
160
140
120
100
80
60
40
20
0
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter
2002
2003
2004

Earnings

Net earnings for the past three fiscal years are summarized in the table and charts below.

Net (loss) earnings (in $ millions)	**2002**	**2003**	**2004**
First quarter	(1.0)	1.3	1.5
Second quarter	0.7	1.7	1.7*
Third quarter	4.3	5.8	6.0*
Fourth quarter	(6.5)	2.2	0.4
Total	**$(2.5)**	**$11.0**	**$9.6**

Earnings per Share

Earnings (loss) per share – basic (in $)	**2002**	**2003**	**2004**
First quarter	(0.02)	0.03	0.03
Second quarter	0.02	0.03	0.03*
Third quarter	0.10	0.11	0.10*
Fourth quarter	(0.04)	0.04	0.01
Total	**$(0.06)**	**$0.22**	**$0.16**

Earnings (loss) per share – diluted (in $)	**2002**	**2003**	**2004**
First quarter	(0.02)	0.03	0.03
Second quarter	0.02	0.03	0.03*
Third quarter	0.10	0.10	0.09*
Fourth quarter	(0.04)	0.04	0.01
Total	**$(0.06)**	**$0.20**	**$0.16**

* The Company restated its financial statements for its fiscal second and third quarters. For further information, refer to the restated financial statements issued on May 20, 2004.

HIP INTERACTIVE CORP.

Annual Net Earnings



in $ millions
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
($2.00)
($4.00)
2002
2003
2004

Quarterly Net Earnings 2002 – 2004



in $ millions
8
6
4
2
0
-2
-4
-6
-8
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter
2002
2003
2004

Total Assets

Total Assets (in $ millions)	2002	2003	2004
First quarter	$86.1	$73.9	$110.0
Second quarter	96.6	117.4	127.6
Third quarter	132.5	151.8	187.8
Fourth quarter	74.6	110.4	150.0

Seasonality

The Company's business consists mainly of the sales of electronic entertainment products to retailers. Retail activity in the electronic entertainment industry is traditionally at its highest levels during Hip's third fiscal quarter (the three month period from October 1 to December 31 – the retail holiday season). The seasonality of the Company's business is summarized in the chart below.

Fiscal 2004 Sales Distribution by Quarter


4th Qtr
17%
1st Qtr
19%
3rd Qtr
41%
2nd Qtr
23%

RESULTS OF OPERATIONS

Sales for the year ended March 31, 2004 were $425.8 million compared to $360.7 million for the prior year, an increase of $65.1 million or 18.0%. The breakdown of sales by product category is set out in the table below.

	Year ended March 31	
In $ millions	**2004**	**2003**
Video Games	$261.4	$238.2
PC Games	42.6	46.4
Movies	68.3	44.8
Distribution	372.3	329.4
Hip Games™	24.4	14.4
Hip Gear™	21.4	8.6
Hip Coin™	7.7	8.3
Total	**$425.8**	**$360.7**

Gross margin for the year ended March 31, 2004 was 10.1% compared to 11.4% for the prior year. The details of gross margin by product line are set out in the following table.

	Year ended March 31	
% of sales	**2004**	**2003**
Video Games	7.0%	8.8%
PC Games	14.7%	16.2%
Movies	7.9%	8.1%
Distribution	8.1%	9.8%
Hip Games™	28.8%	31.6%
Hip Gear™	15.3%	15.9%
Hip Coin™	34.2%	38.3%
	10.1%	**11.4%**

Video Games

Sales

Video Games sales for the year increased by $23.2 million or 9.7% from $238.2 million last year to $261.4 million in 2004. This increase was due primarily to increased sales of video game hardware and frontline software offset by a decline in sales of both valueware and first party accessories.

Video Games sales for 2004, compared to 2003, are detailed in the table below.

	Year ended March 31	
Sales in $ millions	**2004**	**2003**
Frontline software	$124.0	$119.1
Hardware	111.5	86.1
Valueware	17.0	22.6
First party accessories	8.9	10.4
Video Games Sales	$261.4	$238.2

Gross margin

Video Games margins for the year were 7.0%, compared to 8.8% last year. The decrease in gross margins was primarily due to an increase in the sales mix of lower margin video game hardware this year compared to last year. Also hardware margins have declined to 2-3% compared to 7-8% in 2003. Hardware sales accounted for 42.7% of the Video Games division sales in fiscal 2004, compared to 36.1% in the prior fiscal year.

PC Games

Sales

PC Games sales for 2004 decreased $3.8 million or 8.1% to $42.6 million from $46.4 million in the prior year. The decrease in sales for the year is mainly attributable to: (1) the general market decline in PC sales of approximately 10%, based on industry estimates, compared to last year, and (2) during fiscal 2003, prior to the Company signing a license agreement to distribute exclusively

Riverdeep products in Canada, approximately $3.7 million of Riverdeep products, branded as The Learning Company and Broderbund, were sold through the Company's PC Games division. The Company signed a licensed publishing agreement with Riverdeep in July 2002 for The Learning Company software and another in October 2002 for Broderbund software. Consequently, subsequent to June 2002 and October 2002 respectively, sales of Riverdeep products have been included in the Company's Hip Games™ division's results.

Gross margin

PC Games margins for the year were 14.7% compared to 16.2% for last year. The decline in margins was principally due to an increase in sales of productivity software including income tax preparation software, which carried significantly lower margins than in the prior year.

Movies

Sales

Sales for the Movies business increased by $23.5 million or 52.4% to $68.3 million from $44.8 million last year. The increase in sales is primarily the result of the acquisition of Tévica Inc. on August 30, 2002 and increased sales in the Toronto and Vancouver branch offices. With the significant growth in penetration of the DVD format, the movie business is still going through a period of change. Sell-through of DVD product is accelerating, while VHS sales are declining. This shift in sales mix is shown in the table below.

	Year ended March 31	
% of sales	**2004**	**2003**
DVD movies	72.3%	59.9%
VHS movies	27.7%	40.1%
	100.0%	100.0%

Gross margin

Gross margin for the Movies business was 7.9% in fiscal 2004 compared to 8.1% last year. The decrease is due principally to increased competitive pressures, particularly in the Toronto and Vancouver markets.

Hip Games™

Sales

Compared to 2003, Hip Games™ sales for the year increased by $10.0 million to $24.4 million, as the Company continued to focus on this strategic business. During the year, the Company released 18 exclusive distribution titles, compared to 15 in fiscal 2003, and 12 published titles, compared to three in fiscal 2003. In addition, publishing sales of Riverdeep educational and entertainment titles were $8.2 million for fiscal 2004, compared to $5.9 million for the previous year.

The sales for the year are summarized in the following table.

	Year ended March 31	
in $ millions	2004	2003
Exclusive Distribution	$11.2	$9.0
Licensed Publishing	13.2	5.4
	$24.4	$14.4

Gross margin

Hip Games™ margins for the year decreased to 28.8% from 31.6% last year, as certain publishing titles released during the first half of the year did not perform to expectations. The Company's strategy is to release higher quality titles going forward.

Gross margins for the exclusive distribution and licensed publishing businesses are detailed in the table below.

	Year ended March 31	
% of sales	2004	2003
Exclusive Distribution	19.2%	17.3%
Licensed Publishing	36.5%	55.6%
	28.8%	31.6%

Hip Gear™

Sales

Hip Gear™ sales include sales of proprietary Hip Gear™ accessories and bundled game software. Sales for 2004 compared to 2003 are summarized in the following table.

	Year ended March 31	
Sales in $ millions	2004	2003
Hip Gear™ accessories	$20.9	$5.6
Bundled software	0.5	3.0
	$21.4	$8.6

Sales of Hip Gear™ accessories increased by $15.3 million in fiscal 2004, as the Company continued its focus on growing this higher margin business. In Canada, total SKUs placed on national retailers' shelves increased from 44 at seven retailers in fiscal 2003 to more than 350 at 15 retailers in fiscal 2004. In the United States, total SKUs placed on retailers' shelves increased from 45 at four retailers last year to more than 280 SKUs at 11 retail chains in fiscal 2004. Overall, product placement has increased from 2,500 storefronts in fiscal 2003 to over 9,000 storefronts in North America as of March 31, 2004.

Gross margin

Hip Gear™ margins for the year were 15.3% compared to 15.9% last year. During the year the Company introduced a private label program with a national retailer based in the United States. Gross margins on sales through this program were significantly lower than traditional Hip Gear™

margins. The Company also became the preferred supplier of third party accessories for two major retailers in Canada during the fiscal year. In accordance with these agreements, and as is common practice in the industry, the Company took back inventory which was supplied by the retailer's former suppliers to free up shelf space for the sell-in of the Hip Gear™ accessory product line. As a result, the Company recorded charges against sales relating to the cost of obtaining these businesses of $1.3 million compared to $0.6 million for last year. Gross margins, excluding the impact of the private label program and the preferred supplier agreements, would have been approximately 23%, compared to 21% for fiscal 2003.

Hip Coin™

Sales

Hip Coin™ sales decreased by $0.6 million to $7.7 million for fiscal 2004, compared to $8.3 million last year. The decrease in sales was largely a result of decreased distribution sales of video arcade equipment and a decline in revenue for the Company's arcade route operations during the first half of the year, resulting from the loss of a significant customer and decreased traffic during the summer at the tourist venues where the Company's equipment is placed, particularly in Toronto due to the SARS issue. The Company recently bolstered its management team and refocused its business strategy on growing the Company's video route operations. During the year, the Company has added over 80 locations to its arcade route operations, which should result in increased revenue and profitability in fiscal 2005.

Gross margin

Hip Coin™ margins for the year were 34.2%, compared to 38.3% for the prior year. The decrease was due to a higher mix of distribution sales compared to sales generated from the Company's coin route operations. Margins for the Company's arcade coin route operations business tend to be approximately 50%, compared to 10-15% for distribution sales.

Three Months ended March 31, 2004

Sales for the three months ended March 31, 2004 were $70.9 million, compared to $79.3 million for the same period last year, a decrease of $8.4 million or 10.6%. The decrease in sales was due primarily to decreased sales of video game hardware.

Gross margin for the quarter ended March 31, 2004 was 11.9%, compared to 9.7% for the same period last year. The increase in gross margin was primarily due to a decrease in the sales mix of lower margin hardware sales for the quarter ended March 31, 2004, compared to the same period last year.

Selling, general and administrative expenses for the quarter increased by approximately $1.8 million from $4.4 million last year to $6.2 million this year, primarily due to incremental expenses this year relating the Company's U.S. operations, the expansion of the movies branch offices in Toronto and Vancouver in April 2003 and the expenses of LSP for the period from February 6, 2004, the date of acquisition of LSP.

Consequently, net earnings for the quarter decreased to $0.4 million or $0.01 per basic and diluted share, compared to net earnings of $2.2 million or $0.04 per basic and diluted share for the same period last year.

Outlook for Fiscal 2005

Subsequent to March 31, 2004, both Sony and Microsoft announced a reduction in price points for their console hardware by approximately US$50 to US$149 per unit. The reduction is expected to increase the installed base of hardware. Consequently, the Company is expecting to benefit from these price reductions through higher sales of both software and accessories.

In 2003, the PC games industry declined by approximately 10% in North America. The decline in this market is expected to continue in 2004 and, consequently, the Company anticipates that its PC Games business will experience a similar decline.

The Company expects that sales for its Movies division out of its Montreal office will remain relatively flat to fiscal 2004, but believes that there is significant opportunity for growth in the Toronto and Vancouver markets.

On the strength of the Company's recently announced wireless products and based on the attractive price points of the Hip Gear™ accessories, the Company believes that there is an opportunity in the United States to secure shelf space at the national retailers for its Hip Gear™ products. However, the third party accessory industry in North America is extremely competitive, particularly in the United States where the Company is competing against three other major suppliers.

For its Hip Games™ division in fiscal 2005, the Company's strategy is to release better quality games such as *Playboy: The Mansion*, *Fear Factor: Unleashed* and *Pariah*. The profitability of the Hip Games™ division is highly dependant on the level of acceptance of these products by the consumer.

Selling, General and Administrative Expenses

For fiscal 2004, selling, general and administrative expenses were $25.0 million or 5.9% of sales compared to $19.8 million or 5.5% of sales for fiscal 2003. The variance of $5.2 million between the fiscal years ended March 31, 2004 and 2003 is detailed in the chart below.

Increase in $ millions	**Year ended March 31, 2004**
U.S. sales force	$ 1.5
Full year of Tévica expenses	2.2
Other costs, net	1.5
Net variance	**$ 5.2**

In particular, the Company hired a U.S. sales force during the past fiscal year to build the Hip Gear™ accessory and Hip Games™ businesses in the U.S. market. As well, expenses in the Movies business unit have increased due to the acquisition of Tévica in August 2002 and the expansion of branch offices in Vancouver and Toronto. Lastly, the Company incurred other costs relating to stock option expenses, incremental systems maintenance, variable warehouse costs and the incremental expenses of LSP from the date of acquisition.

Interest Expense and Amortization of Capital Assets

Interest expense was $0.9 million for fiscal 2004 compared to $1.3 million last year. Average borrowings for the year were approximately $13.5 million, compared to $15.4 million for fiscal 2003. The average borrowing rate for fiscal 2004 was approximately 5.0%, which was flat compared to the average rate for the last fiscal year.

Amortization of capital assets was $1.5 million for fiscal 2004 compared to $1.9 million last year. The decrease relates primarily to management's reassessment of the useful life of certain assets in the Company's Hip Coin™ business unit's property and equipment.

LIQUIDITY AND CAPITAL RESOURCES

The Company had borrowings of $22.5 million as at March 31, 2004, compared to a net cash position of $3.3 million at March 31, 2003. The primary uses of these funds were $12.8 million of new investments in publishing and exclusive distribution titles, a $14.6 million increase in inventory levels (primarily Hip Gear™ accessories, video game software and movies) and a $3.4 million increase in receivables (relating mainly to Hip's U.S. operations). In addition, during the fourth quarter of fiscal 2003, the Company sold approximately $8 million of product on special payment terms for which cash was collected prior to the end of that fiscal year.

The Company's working capital requirements are provided by internally generated cash flow and a credit facility through a Canadian Chartered Bank. Management believes that, in addition to this credit facility, the Company will generate adequate amounts of cash to maintain capacity and to provide for planned growth. If the Company should determine in the future to accelerate its rate of growth, it may need to raise additional funds through increased credit facilities or by way of an equity offering.

Commitments and Contingencies

The Company is obligated to make future minimum annual lease payments under operating leases for office equipment and premises, excluding taxes, as outlined in the following table.

in $ millions	
2005	$ 1.1
2006	0.6
2007	0.3
	$ 2.0

As at March 31, 2004, the Company has committed to advance an additional $0.4 million to a company 50% owned by a director of Hip (see note 6 in the Company's financial statements).

The Company has committed to advance an additional $9.8 million under exclusive distribution and publishing agreements from its Hip Games™ business unit as noted in the table below.

in $ millions	2005	2006	2007	Total
Exclusive distribution	8.0	-	-	8.0
Publishing	0.5	0.7	0.7	1.8
	$8.5	$0.7	$0.7	$9.8

As at March 31, 2004, the Company had outstanding letters of credit in the amount of $7.4 million.

Capital expenditures were $4.9 million during fiscal 2004, compared to $3.4 million last fiscal year. Capital expenditures for fiscal 2004 are summarized in the table below.

in $ millions	2004
Enterprise Resource Planning System (ERP) including related hardware	$1.8
Arcade game equipment	0.9
Warehouse equipment for existing and the new Vancouver facility	1.2
Leasehold improvements in Mississauga, Vancouver and Hip Coin™	0.4
Computer hardware	0.3
Other	0.3
	$4.9

Capital expenditures for fiscal 2005 are anticipated to be approximately $3.5 - $5.0 million.

Balance Sheet

As at March 31, 2004, the Company had assets of $150.0 million, compared to $110.4 million as at March 31, 2003. Shareholders' equity was $64.1 million, compared to $46.5 million as at March 31, 2003.

The accounts receivable balance as at March 31, 2004 was $47.6 million (54 days outstanding), compared to $41.6 million (46 days outstanding) as at March 31, 2003. Days sales outstanding as at March 31, 2004 has been negatively impacted by the Hip Games™ business growing into the U.S. market because U.S. retailers in this industry typically pay their accounts on longer payment terms. Days sales outstanding for the U.S. Hip Games™ business unit were about 140 days, compared to 49 days for the remainder of the Company. At March 31, 2004, approximately 83% of the Company's customer balances were aged less than 60 days from the invoice date, compared to 89% in fiscal 2003.

As at March 31, 2004, total inventory was $42.6 million (with inventory turning at 10.9 times), compared to $27.9 million as at March 31, 2003 (turning 11.5 times). On a monthly basis, management reviews all inventory, focusing on inventory on-hand and in the field that is over six months old. Although the Company has no legal obligation generally to accept returns of product from retailers or to provide markdowns to customers for their slow moving inventory, it does approve some returns or offer markdown credits to customers from time-to-time to ensure that retail inventory continues to be current.

Advances and other assets at March 31, 2004 were $14.4 million, compared to $4.9 million as at March 31, 2003. As a condition of the Riverdeep plc licensed publishing agreement, the Company agreed to pay a non-refundable royalty fee of US$6.5 million representing royalties due for the first US$26.0 million of sales under the arrangement. To March 31, 2004, the Company paid US$5.5 million of that obligation. As at March 31, 2004, $6.0 million of prepaid royalties, net of accumulated amortization, was included in advances and other assets. In addition, the Company entered into other exclusive distribution and publishing agreements whereby it has been required to pay $8.5 million representing prepayments for future purchases of software titles.

Goodwill and identifiable intangible assets at March 31, 2004 was $31.8 million, compared to $22.7 million at March 31, 2003. The increase of $9.1 million resulted from (1) $8.9 million relating to the acquisition of LSP on February 6, 2004, and (2) $0.2 million relating to contingent consideration payments relating to the acquisition of Tévica on August 30, 2002. Included in identifiable intangible assets are software development costs. The purchase price allocation will be finalized pending the completion of an independent valuation.

Accounts payable as at March 31, 2004 was $57.1 million, representing approximately 73 days outstanding, compared to $59.9 million or 68 days outstanding as at March 31, 2003. At March 31, 2004, approximately 66% of supplier balances were aged less than 60 days from invoice date, compared to 76% in fiscal 2003.

As of March 31, 2004, the Company had 62,432,288 common shares issued and outstanding, versus 51,565,816 at March 31, 2003.

Risk Factors

All references to "Hip" or the "Company" below shall be deemed to include Hip and its subsidiary companies.

Investment in Video Game Software Titles

The Company enters into exclusive distribution, co-publishing or publishing arrangements with other publishers to secure distribution rights for sales of video games and PC games. To secure these rights, the Company typically agrees to advance cash to the publisher for the title to assist with the development of the software.

For exclusive distribution arrangements, advances are paid based on the publisher's completion of certain development milestones, which advances are generally recovered by the Company from the proceeds on the sale of products upon initial release of the software title. For exclusive distribution arrangements, the Company purchases the products on a consignment basis and, therefore, does not take on any risk of inventory obsolescence.

For publishing arrangements, the Company pays a license fee or a prepaid royalty, which is amortized through cost of sales as the title is sold to retail customers. In addition, the Company takes on the responsibility for all aspects of the release of the title, including marketing, price protection and returns.

These cash advances are initially set-up as a prepaid advance. The recoverability of such advances is dependant on the financial strength of the publishing business partner and the success of the title is not determinable until the time that consumer acceptance can be measured after the title has been released.

Dependence on Key Suppliers
The Company relies on a limited number of suppliers for its video game and software products. There can be no assurance that these suppliers, many of which have significantly greater financial and marketing resources than Hip, will not discontinue their distribution arrangement with Hip and independently market their products directly to retailers in Canada. The failure of the Company to maintain its existing relationships, or to establish new relationships in the future, could have a material adverse effect on the Company's business, results of operations and financial condition. As mentioned in the notes to the Company's financial statements, approximately 31% of the Company's purchases relate to the products manufactured by one company.

Seasonality in Business
The Company's business, especially its Video Games and Hip Gear™ divisions, is characterized by seasonal sales patterns whereby the Company records a substantial component of its yearly revenues in its third quarter ended December 31. Consequently, at certain times of the year, the Company is required to build up and carry high levels of inventory and investment in working capital for its Video Games products and Hip Gear™ products in order to meet the needs of the retail customers of such products.

Fluctuations in Operating Results
Operating results could be adversely affected by general economic and other conditions beyond the control of Hip. Gross margins relating to Hip's distribution business have been historically narrow, which increases the impact of variations in costs on operating results. Hip may not be able to adequately adjust its cost structure in a timely fashion in response to a sudden decrease in demand. A significant portion of Hip's selling, general and administrative expense is comprised of personnel, facilities and costs of invested capital. In the event of a significant decline in revenues, Hip may not be able to exit facilities, reduce personnel or make other significant changes to its cost structure without significant disruption to its operations or without significant termination and exit costs. Management may not be able to implement such actions, if at all, in a timely manner to offset an immediate shortfall in revenues and gross profit.

Technology
Rapid technological advances, evolving industry standards and frequent new product introductions and enhancements, characterize the markets for Hip's products. The introduction of products embodying new technologies and the emergence of new industry standards could render Hip's existing inventory of products obsolete and unmarketable. There can be no assurance that Hip will respond effectively to market or technological changes or compete successfully in the future. Hip's future success will depend upon its ability to enhance its current inventory of products to introduce new products that keep pace with technological developments, to respond to evolving end-users' requirements and to achieve market penetration.

Risks Associated with Product Returns: Price Protection
Consistent with industry practice in certain circumstances, the Company allows retailers and end users to return products for credits toward the purchase of additional products. Competitors' promotional or other activities could cause returns to increase sharply at any time. Although the Company provides allowances for anticipated returns, exchanges and price protection obligations, and believes its existing policies have resulted in the establishment of allowances that are adequate, there can be no assurance that such product return, exchange and price protection obligations will

not exceed such allowances in the future and as a result will not have a material adverse effect on future operating results. This is particularly true since the Company seeks to continually introduce new and enhanced products, including Hip Gear™ accessories and Hip Games™ products, and is likely to face increasing price competition.

Foreign Exchange Risk
Most of Hip's purchases of inventory are denominated in U.S. dollars whilst a majority of its revenue is generated in Canadian dollars. Operating results could be adversely affected by foreign exchange rate fluctuations beyond the control of Hip.

Future Capital Requirements
In order for Hip to implement its growth strategy, it may require additional equity and debt financing in order to make acquisitions and will be dependent upon its ability to raise capital in the future. There can be no assurance that current or additional financing will be available on terms acceptable to Hip, or at all. If adequate funds are not available or are not available on acceptable terms, Hip may not be able to take advantage of opportunities. If conventional sources of capital are unavailable, Hip may need to seek alternative financing in order to meet its growth strategy, which may not be available, and if available, may result in dilution to Hip's then existing shareholders and may be otherwise on terms unfavourable to Hip.

Potential Volatility of Stock Price
Factors such as quarterly fluctuations in results of operations and announcements of new products by video game platform manufacturers or the entry into the market of a significant competitor may cause the market price of the Common Shares to fluctuate substantially. Industry specific fluctuations in the stock market may adversely affect the market price of the Common Shares regardless of Hip's operating performance and there can be no assurance that the price of the Common Shares will remain at current levels.

Contingencies
During the normal course of business, there are various claims and proceedings that have been or may be instituted against the Company. The disposition of the matters that are pending or asserted, for which provision has not already been made, is not expected by management to have a material effect on the financial position of the Company or its results of operations. Loss sustained, if any, will be recorded in the statement of operations in the year such loss is determinable.

Dependence on Key Personnel
The success of Hip is dependent on members of its senior management team. The experience of this team will be a contributing factor to Hip's success and growth. The loss of one or more of the members of the management team might have a material adverse effect on Hip's operations and business prospects.

HIP INTERACTIVE CORP. CORPORATE INFORMATION

AS AT MARCH 31, 2004

Head Office	240 Superior Boulevard Mississauga, ON L5T 2L2 Tel: 905-362-3760 Fax: 905-362-1995
Directors and Officers	Joseph H. Wright, *Chairman, Director* Peter Cooper, *Director* Thomas A. Fenton, *Director* Christopher Gilbert, *Director, Vice-President* Richard B. Grogan, *Director* Mark Rider, *Director* Arindra Singh, *Director, President & Chief Executive Officer* Peter Lee, *Chief Financial Officer* Michael Vaswani, *Chief Information Officer* Oliver Bock, *Vice-President* Gabrielle Chevalier, *Vice-President* Ronald Grimard, *Vice-President* Peter Young, *Vice-President*
Legal Counsel	Aird & Berlis LLP
Auditors	PricewaterhouseCoopers LLP
Transfer Agent	Equity Transfer Services Inc.
Stock Exchange Listing	The Toronto Stock Exchange (TSX)
Stock Symbol	HP
Investor Relations	Contact: jlee@hipinteractive.com
Website	www.hipinteractive.com

SEC FILE #82-34720

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Hip Interactive Corp.

Financial Year Ending, used in calculating the participation fee: March 31, 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		62,432,228	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	2.58	
Market value of class or series	=	$161,075,148	
			$161,075,148 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			(B)
(Repeat for each class or series of corporate debt or preferred shares)			(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$187,296,684
Total fee payable in accordance with Appendix A of the Rule			$15,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			
Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified

as debt or equity for financial reporting purposes) ______
Long term debt (including the current portion) ______

Capital leases (including the current portion) ______

Minority or non-controlling interest ______

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ______

Any other item forming part of shareholders' equity and not set out specifically above ______

Total Capitalization ______

Total Fee payable pursuant to Appendix A of the Rule ______

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months
<u>remaining in the issuer's financial year</u>
12 ______

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ______

3. Class 3 Reporting Issuers (Foreign Issuers)

<u>Market value of securities</u>:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ______

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ______

Percentage of the class registered in the name of an Ontario person X ______

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ______

Capitalization (add market value of all classes and series of securities) ______

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

<u>Financial Statement Values</u> (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ______

Contributed surplus ______

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ______

Long term debt (including the current portion) ______

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, an Ontario person X

____

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x $\frac{\text{Number of entire months remaining in the issuer's financial year}}{12}$ ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.